UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

NowRx, Inc.

(Exact name of issuer as specified in its charter)

Delaware	27-4286597
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2224 Old Middlefield Way Mountain View, California (Address of principal executive offices)	94043 (Zip Code)

(650) 386-5761
Issuer’s telephone number, including area code

Series A Preferred Stock

Series B Preferred Stock

Series C Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “NowRx,” “we,” “us” or “the company” refers to NowRx, Inc. and its consolidated subsidiary NowRx Telehealth, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Business

Overview

Launched in 2016, NowRx has built a proprietary technology platform that it leverages to create the most convenient and safe retail pharmacy service available, including free same-day delivery for prescription medications. NowRx’s intelligent pharmacy technology, Quickfill, enables two major innovations in the pharmacy industry model: 1) blending of centralized and decentralized processes for optimal application of automation, maximizing both operational efficiency and customer service level (“SLA”); and 2) horizontal integration across all stakeholders: physician, pharmacist, payer and patient, to enhance collaboration throughout the supply chain for better patient experience and health outcome.

When to Decentralize, and When to Centralize

The pharmacy industry historically uses one of two models for pharmacy: 1) retail locations within customer communities, often plagued by lack of automation, manual processes, and legacy software systems; or 2) centralized, automated dispensing facilities in remote areas away from customers, often several states away, and reliant on mail delivery with a corresponding SLA of 2-5 days. NowRx’s proprietary QuickFill software platform enables de-centralized robotic dispensing automation and same-day delivery logistics at the periphery of its service network coupled with centralized claim adjudication, physician communication, portions of pharmacist verification and customer communication. We believe our approach creates an optimal blend of centralized and decentralized systems and processes, enabling superior operational efficiencies while achieving an SLA of 2-3 hours, or even 1-hour for urgent medications.

Enhanced Collaboration with All Stakeholders

Unlike other consumer products, prescription medications are not managed entirely by the consumer/patient, rather prescription medications require the participation of a physician, pharmacist and, the majority of time, an insurance payor. Unfortunately, these various stakeholders effectively operate within silos, creating too many opportunities for poor communication, inefficiencies, delays, and ultimately, service failures, resulting in poor customer experience and sub-optimal patient health outcomes. NowRx Quickfill technology greatly facilitates the exchange of information between patient, physicians, pharmacists and payor, improving collaboration and coordination, thereby reducing opportunities for service failures, resulting in a better patient experience and the potential for improved patient health outcomes longer term.

NowRx operates from low-cost, highly automated, micro-fulfilment centers that employ end-to-end robotic dispensing (“One-Click Fill”) and an artificially intelligent chat bot to provide a more efficient and effective pharmacy experience for busy customers and their physicians. Medications are hand delivered by trained NowRx drivers in plug-in electric vehicles, with minimal customer interaction required for a safe and dependable prescription medication delivery experience. By eliminating the dependency on retail space, NowRx is able to maintain fixed overhead costs that are substantially lower than traditional pharmacy providers with retail storefronts on busy streets. Further margin advantages are provided by robotics and software automation. For added convenience, customers can manage their prescriptions through the NowRx mobile app, text, intelligent chat bots, phone, or through virtual voice-activated assistants such as Google Home. In addition, through NowRx Telehealth, for certain medical therapies patients can conduct visits with a physician in a telehealth environment and from the comfort of their own home.

One of the NowRx Micro-fulfilment Centers (Irvine, CA); Dispensing Robot with Pharmacist; Delivery Fleet (Irvine)

With NowRx, customers can conveniently manage their existing prescriptions, upload new prescriptions and even consult with a licensed pharmacist – all without ever having to leave their home or make a trip to a local pharmacy. No need to visit the pharmacy to obtain a prescription medication; no need for transportation to the pharmacy, or to stand in long lines, or to wait for the prescription to be filled. Customers can also use the app to easily set daily reminders to minimize the risk of missing a medication dose and to automatically request an upcoming refill order.

NowRx Mobile App Screenshots

NowRx also offers advantages over mail-order pharmacies, which use automation but only in centralized, remote locations, and therefore, are inherently unable to address many important pharmacy needs, including: first time prescriptions; urgent and refrigerated medications; or others not easily handled through mail delivery such as narcotics and other DEA-controlled medications. In addition, several features of the NowRx technology platform are designed to also make the prescription process more convenient for physicians who also can be frustrated by the bottlenecks and inefficiencies in the pharmacy process, including our automated manufacturer coupon software that automatically identifies and applies available manufacturer coupons without the physicians having to manage physical coupons, and a streamlined insurance prior authorization process that reduces the amount of time physicians and their staff spend obtaining insurance approvals for drugs not on the health plan formularies. We believe NowRx combines the best of decentralized and centralized operations, along with enhanced collaboration between physicians, pharmacists, patients and payors to create an exciting new pharmacy solution fully optimized for a modern customer experience, better efficiency for physicians, and better health outcomes that can reduce costs to health insurance industry.

We plan to establish multiple locations in strategic patient-dense areas across the country. As of December 31, 2021, the company’s service area covers the San Francisco Peninsula area from San Jose to Daly City, the San Francisco East Bay, Los Angeles and Orange County, California, as well as, the Phoenix, Arizona metropolitan area. NowRx has eight (8) micro-fulfilment centers in operation in the following locations: Mountain View, San Jose, Burlingame, Pleasanton, Hayward, Los Angeles and Irvine, California, and Phoenix, Arizona. The company has 1 additional facility in Laguna Hills, California that is licensed and currently in the final stage of becoming operational. NowRx has recently signed leases for micro-fulfilment locations in additional areas across the Western United States, including Bellevue, Washington, Las Vegas, Nevada, Denver Colorado, and Houston, Texas. In the coming years, NowRx intends to expand to the rest of the country. Any expansion plans will be based on the competitive landscape, partnerships, continued access to expansion capital and other strategic considerations.

NowRx was incorporated in Delaware under the name YouRx, Inc. on February 19, 2015 and changed its name to NowRx, Inc. on May 19, 2015. We also do business under the names NowRx Express and NowRx Specialty. On November 19, 2020, the company created a wholly owned subsidiary, NowRx Telehealth, Inc., a corporation organized under the laws of Delaware.

Industry Trends

Traditional Pharmacy Industry

Total prescription dispensing revenues of retail, mail, long-term care, and specialty pharmacies reached a record $501 billion in 2021.1 The rate of sales growth in the United States has slowed in recent years, driven by a decline in new blockbuster drugs, a longer FDA approval process, drug safety concerns, higher copayments and an increase in the use of generic drugs, which are less expensive but generate higher gross margins. New drug development in the next few years is expected to be concentrated in specialty prescriptions, which are targeted toward a specific disease state. These drugs are often complex and expensive. We expect prescription usage to continue to grow in the coming years due to the aging U.S. population, increased life expectancy, "baby boomers" continuing to become eligible for the federally funded Medicare prescription program and new drug therapies.

Generic prescription drugs continue to help lower overall costs for customers and third-party payors. We believe the utilization of existing generic pharmaceuticals will continue to increase, although the pace of introduction of new generic drugs is expected to slow.

1 “The 2022 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, March 2022.

In general, generic versions of drugs generate lower sales dollars per prescription, but higher gross profit dollars, as compared with patent-protected brand name drugs. The impact on retail pharmacy gross profit dollars can be significant in the first several months after a generic version of a drug is first allowed to compete with the branded version, which is generally referred to as a “generic conversion.” In any given year, the number of major brand name drugs that undergo a conversion from branded to generic status can vary and the timing of generic conversions can be difficult to predict, which can have a significant impact on retail pharmacy sales and gross profit dollars.

Current State of the Industry: Use of Technology

Historically, the pharmacy industry utilizes two primary models of distributing prescription medications to pharmacy customers: 1) retail pharmacy locations not generally known for excellence in customer service with a Net Promote Score (NPS)2 of –10, and often plagued by manual, inefficient processes, but the only option available that offers the potential of same-day service, and 2) mail order pharmacies that take advantage of automation and efficient processing but from remote locations, often several states away from the customer providing a more convenient solution but one that is dependent on mail delivery and hence by definition a slower service that is also limited to the type of prescriptions it can process; it typically takes 2-5 days for the customer to receive the prescription. In fact, the number of prescriptions filled by mail delivery pharmacies has declined 21% from 2011 to 2021,3 demonstrating that despite the relatively low NPS score for retail pharmacy, customer demand for same-day service is high, and that same day access to medications remains a crucial component of effective healthcare. In recent years, the industry has made attempts to incorporate both more convenience and more automation in the retail setting. However, we believe these efforts are insufficient to meet customer demand as they either introduce additional costs to the customer, or introduce additional delays, or both. For example, CVS recently introduced same-day delivery, but they charge $7.99 per delivery for this service, an additional cost the customer did not previously incur. Walgreens recently announced using automated dispensing systems, but they house these systems in remote, central fill locations and then ship the prepared medications to local retail stores for pickup, with this additional hand-off causing the potential for further delays. Furthermore, we believe the root of the service issues inside retail pharmacies is caused in large part by old, legacy software systems that fail to smoothly handle error states caused by the various stakeholders involved in the prescription processing which are operating in relative silos with poor coordination created by a lack of effective communication, impairing proper collaboration that ultimately cause delays and frustration for patients, excess time spent by physicians, and poor health outcomes that cause excessive expense for insurance payors.

We believe that to address the service issues in the industry and meet obvious customer demand for safe, reliable, same-day service, it is critical to deploy a software platform that can centralize and automate communications, improving collaboration between physician, pharmacist, payor and patient, while decentralizing and automating dispensing functions with robotic systems that are designed to operate at the periphery of our prescription processing and delivery network. We have shown that this strategy maintains a very high and consistent level of service with the customer, enabling our 2-3 hour prescription processing and delivery to the patient, with 1 hour processing and delivery available for an additional charge.

Products and Services

NowRx offers all of the same medication prescription services as a traditional retail pharmacy but does so from a network of local, low cost, highly automated micro-fulfilment centers (“virtualized pharmacy”), providing free same-day delivery, typically within 2-3 hours, of prescription drugs and some over-the-counter medications. For an additional $5.00, the company provides delivery within a 1-hour delivery window (“enhanced delivery”); a choice that may be important if a drug is needed urgently or if the customer’s schedule is very busy and requires precise delivery timing. Processes that can be centralized and streamlined with software, such as collaboration with physicians and insurance claim adjudication, are managed centrally, while other processes, including automated dispensing, pharmacist verification and delivery are performed locally.

We offer our services through the NowRx app, by text, by telephone and through voice-activated virtual assistants such as Google Home. Customers can download the NowRx app and complete their profile, including providing details of their health insurance plan and payment method, and delivery address information. Once a customer has completed their profile, they can instruct their doctors to send their prescriptions directly to NowRx when e-prescribing. The customer is then notified via the app that their prescription has been received and verified with their insurance company; the amount of the copay; and that the prescription will be delivered to the address of their choice the same day at no cost. With a single click the customer confirms the order. Alternatively, customers can scan a paper prescription securely through the NowRx app or transfer existing prescriptions from other pharmacies.

2 CVS NET PROMOTER SCORE 2022 BENCHMARKS, Customer Gurus, https://customer.guru/net-promoter-score/cvs

3.The 2022 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, March 2022.

For a prescription covered by an insurance health plan (also known as a “third-party payor”), we collect from the customer the co-payment amount dictated by the third-party payor. If there is no third-party payor, we charge the customer a cash price that is set based on our own competitive pricing plan. As a service to our customers, NowRx also applies available manufacturer coupons, often doing so electronically and automatically without the customer having to perform any action or handle any paper coupon cards. We accept payments using a variety of methods, including cash, checks, credit and debit cards and health savings plans. Physicians are able to send prescriptions to NowRx through electronic prescribing, fax, the NowRx app or telephone.

Services provided include fulfilling new prescriptions or refills, transferring prescriptions from other pharmacies, and application of drug manufacturer coupons. The latter service is especially useful since many traditional pharmacies do not have the capability of automatically handling coupon driven prescription orders. NowRx also provides reminders through the app and text messages to help customers remember to take medications and to process refills, to help promote better health and wellness. The NowRx app also has a secure video chat feature that allows customers to conveniently speak to a NowRx pharmacist from a private location of their own choosing.

As part of the company’s comprehensive approach to pharmacy, services are also provided to prescribing physicians, including: coordination and assistance with pre-authorization requests that arise when third-party insurance providers request additional information before approving a reimbursement claim; maintaining and communicating real-time status of prescription fulfillment and delivery to patient; and communicating decision support information such as available drug substitutions and/or drug interaction information. Information regarding fulfillment and delivery is available through a proprietary, secure web-based physician portal, accessible by the physician smart phone or desktop computer.

The company uses employees to deliver to a customer’s home or office. Drivers utilize the NowRx driver-side app, Wheels, that provides optimized routing logistics, special handling instructions and customer contact information, as well as capture of signature and identification information. In instances in which a customer provides a scanned copy of their prescription, delivery personnel collect the original prescription prior to completing the delivery.

Delivery personnel also collect cash payments when a customer does not make payment through the app or online. The company collects customer signature at the point of delivery through the Wheels app. When a customer is not present for signature, deliveries can be rerouted or arrangements can be made to leave the delivery, capture time and GPS stamped photo image of the delivered medication, and secure digital signature subsequently as proof of receipt by customer.

Suppliers

As a licensed pharmacy, NowRx purchases pharmaceutical products through wholesalers, then sells those products to patients, and then receives its revenue in the form of reimbursements from the patient’s insurance health plans, drug manufacturer coupons and from the patients themselves in the form of co-pays or cash payments. We purchase approximately 93% of our pharmaceutical products from McKesson, with the remainder supplied by Independent Pharmacy Cooperative (“IPC”) and OptiNose US, Inc. Orders are placed with McKesson at the end of each workday and those ordered items are delivered to NowRx the next business morning via truck delivery. IPC delivers products via UPS to NowRx. If our relationship with McKesson or IPC were disrupted, we could temporarily have difficulty filling prescriptions for branded and generic drugs until we execute a replacement wholesaler agreement or develop and implement self-distribution processes. There are several well-established wholesalers that are competitors to McKesson, including AmerisourceBergen Corp, Cardinal Health, Inc., and several smaller companies. We believe we could obtain and qualify alternative sources for substantially all of the prescription drugs we sell on an acceptable basis, and accordingly that the impact of any disruption would be temporary.

Customers

During 2021, we filled approximately 197,203 prescriptions. As of December 31, 2021, NowRx has more than 38,966 individual customers that it has delivered prescriptions to since inception. A portion of our customers order one or more prescriptions every month, whereas some of our other customers order only one prescription every few months. During 2021 we delivered 125,382 orders to our customers containing 197,203 prescriptions totaling $21,758,004 in net sales. That averages approximately $173.53 per order delivered to a customer with approximately 1.57 average prescriptions per order delivered. The loss of any one customer would not have a material adverse impact on the results of our operations.

The following table illustrates the cumulative number of customers since the company commenced operations.

New Customers with Orders > 0
(Cumulative by Quarter)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
16-Q1
16-Q2
16-Q3
16-Q4
17-Q1
17-Q2
17-Q3
17-Q4
18-Q1
18-Q2
18-Q3
18-Q4
19-Q1
19-Q2
19-Q3
19-Q4
20-Q1
20-Q2
20-Q3
20-Q4
21-Q1
21-Q2
21-Q3
21-Q4
22-Q1

Third-party Payors

We enter into contracts with third-party payors (such as insurance companies, prescription benefit management companies, government agencies, private employers or other managed care providers) that agree to pay for all or a portion of a customer’s eligible prescription purchases based on negotiated and contracted reimbursement rates for each prescription drug included in the third-party payor’s formulary. We collect from the customer any amount that remains due after reimbursement from third-party payors, if any. Reimbursement amounts from third-party payors are recorded as accounts receivable until payment is received, typically 20-45 days after the prescription is filled.

Technology

NowRx has developed and deployed a comprehensive suite of technologies, including the following:

Unified Communication Layer: Virtual Assistants, Mobile App and Chat Bots

NowRx has developed an extensive communication layer that unifies communication from customers from across a variety of modalities, including mobile app, chat bot that interacts with native mobile texting, and voice-activated voice assistants such as Google Home, where NowRx is one of the few HIPAA-compliant healthcare applications approved to manage prescriptions via voice. Customers can interact with NowRx using any of these communication modalities to manage new prescriptions and refills and receive helpful daily reminders.

“One Click Fill”: Fully Integrated, End-to-end Robotic Dispensing

NowRx has developed a proprietary software method of interfacing with a commercially available robotic dispensing system allowing automated dispensing of refill requests with the press of one button on the mobile app by the customer (“One-Click Fill”). Similarly, automated dispensing can be triggered by chat bot or voice-activated assistant command. Transfer requests from other pharmacies can also be made by the user via the app, chat bot or voice-activated assistant. Using Internet Protocol, these requests are automatically routed to the NowRx location where the robot performs automatic medication filling (sort, count, bottle, label and cap) without human intervention. A licensed pharmacist verifies every prescription before packaging for delivery, in accordance with regulations.

Delivery Logistics Layer and Opportunistic Refill Processing

NowRx has developed an extensive logistics platform and dashboard to optimize delivery routes based on traffic, geography and driver load. Furthermore, a large portion of medications are refilled and delivered to customers at regular intervals, usually once per month on or about the same day of the month (“ordinary refill queue”). However, refills may be opportunistically processed and delivered several days early, when permitted by the insurance health plan (typically 7 days in advance), to optimize delivery efficiency as measured by the number of refills delivered to the same neighborhood on the same day. As an illustration, if a new or refill prescription request is scheduled for delivery today to a certain neighborhood, the ordinary refill queue is scanned for any refills destined for the same neighborhood albeit several days in the future (“opportunistic refill”). These opportunistic refills are thus processed several days earlier than originally scheduled, thereby optimizing today’s deliveries to the target neighborhood, resulting in a lower cost delivery. As is always the case with deliveries, the customer is contacted first to confirm that an earlier delivery is acceptable.

Predictive Purchasing and Inventory Management Using Machine Learning

NowRx has developed a machine learning algorithm approach to predicting and fully automating inventory purchase requirements based on several factors including patient order history, seasonality, day of the week, price fluctuations by manufacturer and medication identification, and other factors. The company believes this innovative approach to predictive inventory management will provide several benefits including: more efficient use of capital and reduced instances of out of stock, lower average cost of goods, among other things.

Screenshot of bottle image after robotic fill.

Screenshot of prospective customer requesting change to NowRx pharmacy.

Screenshot of logistics and route planning.

Future Development

Patient Analytics: NowRx Medication Adherence IndexSM

NowRx is developing a method to improve the consistency with which patients adhere to their prescription plans (“medication adherence”). Patient frustration with the pharmacy process contributes to delays or postponement of medication regimes, non-adherence and in some cases prescription abandonment. Non-adherence is common. 140 million prescriptions are abandoned each year.4 For chronic disease patients, it is estimated that between 20% and 30% of prescriptions are never filled and up to 50% of medications are not taken as prescribed. Failure to follow prescriptions causes some 125,000 deaths per year and up to 10% of all hospitalizations. Medication non-adherence has been estimated to cause between $100 billion to $289 billion in waste to the U.S. healthcare system.5  One study found that 35% of patients who failed to fill their prescriptions cite the following reasons: 1) too busy to go to pharmacy, or too inconvenient, 2) forgot, or 3) lack of transportation.6  Patients that fail to adhere to their medication regimes, particularly those medications for chronic health conditions such as heart disease, diabetes and COPD, sometimes risk critical health episodes that lead to emergency healthcare services (hospitalizations, emergency rooms, or urgent care facilities). We believe it is possible to identify which patients are more likely to become non-adherent. NowRx intends to utilize data analytics and machine learning, as the company scales, to develop a NowRx Medication Adherence Index, which will trigger additional communication and service protocols, such as additional text messages, phone calls from a pharmacist or coordination with a physician, to help improve medication adherence.

Mastering “The Last Mile of Healthcare”

Pharmacy represents a key entry point into the healthcare system for many customers. In fact, there are a few aspects of healthcare that do not at some point intersect with pharmacy. Pharmacy data is some of the most valuable healthcare data available and we receive this data in its raw form, directly from physicians. In this way, we think about NowRx as a technology and Big Data company, and we plan to continue to develop advanced technologies across a wide array of pharmacy applications. All use of aggregate data is strictly subject to all applicable HIPAA and other privacy laws. In addition, pharmacists rank very high as authority figures in the healthcare planning for many customers. We believe there is an opportunity for technology-enabled, delivery-based pharmacies to become “health hubs” of the future, offering a platform to deploy additional healthcare services directly to customers, wherever they consume their healthcare services: at home, online or on their smartphone.

Marketing

NowRx focuses marketing on three channels: physician referral, direct-to-consumer and telehealth. We market to physicians utilizing marketing representatives who visit directly with physicians and their staff to promote the benefits of NowRx not only to their patients but also to the physician’s office itself. Physicians obtain several benefits from the NowRx service, including reduced office resources spent managing patient prescriptions, streamlined insurance plan approvals including pre-authorizations, and more consistent application of drug coupons, all of which reduce the number of inbound calls to physicians, reduce time spent by physicians’ staff speaking with customers, drive higher patient satisfaction and potentially better patient health outcomes. NowRx also markets to healthcare facilities directly such as assisted living facilities that generate high volume prescription orders from multiple patients, and local hospitals, both of which are especially resource efficient marketing channels. As for direct-to-consumer marketing, we have continued to strengthen our presence on social media sites such as Facebook, as well as more traditional consumer marketing methods such as radio and TV. As the company scales up and achieves broad-based consumer recognition in any given region, we will increasingly focus on consumer driven marketing, both digital and traditional, in the pursuit of revenue growth.

During 2021, the company continued to invest into direct-to-consumer digital advertising and has seen an increase from its direct-to-consumer channel orders, as we attempt to increase market share in the areas surrounding our new micro-fulfilment centers. During 2021, we delivered 19,637 Prescriptions from our direct-to-consumer channel, as compared to 2020 when we delivered 6,609 prescriptions from our direct-to-consumer channel, which represents an increase of 197.1%

4 “Pushing Back Against Prescription Abandonment”, CoverMyMeds Insights, 2019.

5 “Interventions to Improve Adherence to Self-administered Medications for Chronic Diseases in the United States: A Systematic Review”, Annals of Internal Medicine.

6 “The Consent and Prescription Compliance (COPRECO) Study”, Academy of Emerging Medication, 2008.

Market Opportunity

Retail pharmacy is a $501 billion industry7 that we believe is on the brink of total transformation – a transformation the leading competitors are ill-equipped to address.  We believe recent trends in the on-demand economy clearly demonstrate that the historic pharmacy model of requiring “in-store pickup” is becoming outdated, as consumers are increasingly demanding more services delivered the same-day or even same-hour. The large players in the industry are currently committed financially to a business model that is fundamentally dependent on customers coming into stores to pick up their prescriptions and then buying additional items such as over-the-counter drugs and sundries. In the US during 2020, there were approximately 59,600 pharmacy locations that dispensed 6.1 billion 30-day equivalent prescriptions.8 The traditional pharmacy model with expansive retail space offering other products beyond prescription medications (such as over-the-counter medications and sundries) creates a strong financial incentive for large pharmacy chains to maintain their in-store pickup model for the upsell opportunity. We believe adopting a free same-day delivery necessarily reduces the upsell opportunity created by in-store foot traffic and thereby undermines the financial viability of the thousands of brick-and-mortar locations that are the backbone of the industry (i.e., industry disruption).9 Furthermore, we believe the reliance on extensive retail infrastructure by the large pharmacy chains and the apparent lack of automation technology places them at a significant competitive disadvantage in attempting the NowRx free same-day delivery model. In fact, recent attempts at same-day delivery by several industry leaders come with a charge of $8.99 to the customer or $4.99 for next day delivery, a model we believe will be a non-starter for most mainstream pharmacy customers. 1011 During the coronavirus pandemic some of these players waived delivery fees temporarily. Notwithstanding the foregoing, we believe that the large chain store pharmacies will ultimately be compelled to provide a free same-day delivery model permanently but are likely to do so through acquisitions or strategic partnerships with existing players such as NowRx that will have already developed systems, processes, automation software and other technology optimized from the ground up for free same-day delivery. Acquisition or strategic partnership can be a much easier path of entry for a legacy player since it can substantially reduce potential technological risks. This result could serve NowRx stockholders well since it affords the company another opportunity for a liquidity event beyond a potential eventual initial public offering, particularly if there are competing acquisition offers from existing players as well as new technology-based entrants such as Amazon or Uber. We cannot assure you, however, that any such acquisition will take place.

Competition

The retail pharmacy industry is highly competitive and going through rapid changes as it grapples with increasing consumer demand for better customer service, including same-day delivery. NowRx competes with, among others, other startups in the on-demand prescription drug delivery space, retail drugstore chains, independently owned drugstores, wellness offerings and mail order pharmacies. We compete on the basis of convenience and customer service that is made possible through our new model for pharmacy based on efficient, highly automated micro-fulfilment centers powered by robotics, AI-powered chat bots, other software automation, and logistics all optimized for free same-day delivery and one-hour, expedited delivery. We intend to continue establishing a unique brand known for being the ultimate in pharmacy convenience and dependability. We believe continued consolidation of the drugstore industry, new entrants like Amazon, and the aggressive discounting of generic drugs by mass merchandisers will further increase competitive pressures in the industry.

Startups

We are aware of several startups in the same-day prescription drug delivery space, including Alto Pharmacy, Capsule, and Medly. Alto Pharmacy is headquartered in the San Francisco Bay Area and emphasizes fertility, HIV and other specialty pharmacy products. Medly currently serves parts of New York City and a part of New Jersey, and also targets specialty pharmacy rather than traditional retail pharmacy products. Capsule started in New York and has now expanded to several other states including California. Several of these competitors have raised significant venture capital rounds of funding. We believe NowRx is the most technologically advanced pharmacy solution on the market and offers the most customer-centric and reliable on-demand service available, as demonstrated by our consistently higher customer reviews.

Large Chain Pharmacies

The strategy of national pharmacy chains is fundamentally based on in-store upsell opportunities (over-the-counter and sundries). Any move by the pharmacy chains into free delivery would necessarily decrease customer foot traffic, undermine their upsell opportunities, and jeopardize the financial results of their expansive retail infrastructure. Free delivery of prescription drugs will inevitably disrupt their existing business model. We believe that ultimately the large chain pharmacies will be compelled by virtue of consumer demand to enter the on-demand, free same-day delivery space and likely will do so by acquiring existing players such as NowRx. As such, NowRx is building its business with the possibility of such a sale in mind, positioning itself to assure that its centralized processing infrastructure, coupled with decentralized dispensing and delivery capabilities, its technology, and its delivery logistics platform, are robust enough to support a business with thousands of highly efficient and automated locations. While there can be no assurance that a large pharmacy chain will seek to acquire the company, we believe this approach will make the company highly attractive to a large strategic buyer.

7 “The 2022 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, March 2022.

8 “The 2020 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, February 2020.

9 “The innovator's dilemma: when new technologies cause great firms to fail”, Christensen, Clayton M, 1997.

10 “CVS expands same-day prescription delivery nationwide”, CNBC, April 4, 2019.

11 “Walgreens launches next-day prescription delivery with FedEx to compete with Amazon”, CNBC, December 6, 2018.

Mail Order Pharmacies

Mail-order pharmacy is a $186.6 billion market. The number of prescriptions being filled by mail-order pharmacies has been in decline the last several years, losing market share to retail chains and independent pharmacies, and seeing a 21% decline in the number of prescriptions filled by mail from 2011 to 2021.12 Mail is an inexpensive and fairly convenient service, but by its very nature it is not an immediate or same-day service. It does not address “same-day fill” prescriptions, which is the market that NowRx is addressing. Furthermore, acute, refrigerated (antibiotics, insulin, etc.) and controlled medications (schedule II narcotics, psychotropics, etc.), and first-time prescriptions that require pharmacist consultation, are better suited for local, retail or on-demand pharmacy dispensing.

Amazon

In 2018, Amazon acquired PillPack, an online pharmacy that ships through the mail drugs packaged in pre-sorted doses, but critically does not provide same-day delivery. Similar to other mail-order businesses, prior to the acquisition PillPack had a small number of pharmacy locations distributed strategically across the United States: Manchester, New Hampshire, Miami, Florida, Brooklyn, New York, Phoenix, Arizona and Austin, Texas – situated to promote consistent mail delivery to most or all parts of the United States. Mail order pharmacy locations can deliver to customers outside of these states using out-of-state pharmacy licenses. In order to provide same-day and even same-hour delivery, pharmacy fulfilment centers must be located near customers, and each facility is required by regulations to maintain its own pharmacy inventory on location, with licensed pharmacists on premises during business hours, similar to a local retail pharmacy. We believe that while it is possible Amazon is going to eventually target same-day delivery pharmacy, Pillpack is decidedly a mail delivery pharmacy without the required licenses, infrastructure, systems or processes required to provide same-day delivery. Amazon has recently announced two-day mail delivery, which is faster mail delivery than existing mail delivery pharmacies but still not equivalent to same-day delivery and still unable to respond to customers that require same day delivery for their urgent/acute medications. Amazon may build the necessary requirements for same-day delivery but we believe they are currently targeting mail delivery and further, they would have to add substantially to the current Pillpack offering to achieve same-day delivery. Pharmacy is a very high touch, intense customer service business, with many complexities at the point of service that can force delays, and pharmacy customers typically have very little tolerance for any lapses in service. As a healthcare business, pharmacy also involves personal health information and therefore, a high degree of security and customer trust. Amazon’s Pillpack service has suffered from poor customer reviews with more than 80% reviews on TrustPilot of “Bad” as of the date of this report.13 Furthermore, we believe it is instructive to evaluate Amazon’s performance in another relatively complex industry such as grocery. Amazon launched Amazon Fresh in 2007 and then further increased their effort in the grocery industry with the acquisition of WholeFoods in 2017. Despite 15 years of focused effort and enormous expense, Amazon’s market share in grocery is still less than 3%.14 We believe NowRx has developed unique proprietary technology to make same-day delivery of pharmacy prescriptions successful, something that is not easy to accomplish using existing industry software or software platforms from other sources that have not taken the time to thoroughly develop their systems to address the unique complexities of the industry, and therefore, the appropriate technology solutions. The potential customer service lapses caused by physician, pharmacist, payor and patient operating in their own silos need to be solved with advanced technology that can interface with insurance health plans, physician medical record systems, and logistic platforms.

Mark Cuban’s Cost Plus Drug Company, GoodRx and other Cash Pay pharmacies, and Other Entrants

Mark Cuban’s Cost Plus Drug Company offers a limited selection of generic medications that are offered for cash purchases at what they claim is a cost plus 15% pricing model. They do not accept any insurance cards for processing, so unlike regular retail and mail order pharmacies, customers must bear the full cost of the medication without any help from their insurance, a factor that severely restricts the number of prescription medications they can serve. The cash pay market is 4% of the industry and has been decreasing in size the last several years.15 In addition to being limited to cash pay generics, Mark Cuban’s company is also using mail delivery which cannot support same-day demands of customers.

GoodRx is essentially a discount card plan that offers patients potential savings on generic medications that are paid for entirely in cash, again suffering the same limitation as Mark Cuban’s Cost Plus Drug Company.

It is possible other new, unknown entrants may also enter this space and present a competitive threat.

12 “The 2022 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, March 2022.

13 TrustPilot - Pillpack - https://www.trustpilot.com/review/pillpack.com

14 "Grocers Need Not Fear Amazon—for Now", Wall Street Journal, May 22, 2021

15 “The 2022 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, March 2022.

Employees

At December 31, 2021, we have 104 full-time employees and 3 part-time employees, including 17 licensed pharmacists.

Intellectual Property

The company does not currently hold any patents or trademarks. The company has filed two patent applications covering several areas of our technology discussed above under “ Technology.”  The patent applications have been registered with the US Patent Office, one on January 17, 2018 with serial no. 16249899 and a second on January 17, 2019 with serial no. 17243575.

Regulation

Our business is subject to federal, state and local laws, regulations, and administrative practices concerning the provision of and payment for health care services, including, without limitation: federal, state and local licensure and registration requirements concerning the operation of pharmacies and the practice of pharmacy; Medicare, Medicaid and other publicly financed health benefit plan regulations prohibiting kickbacks, beneficiary inducement and the submission of false claims; the ACA; regulations of the FDA and the DEA, including regulations governing the purchase, sale, storing and dispensing of controlled substances and other products, as well as regulations promulgated by state and other federal agencies concerning automated outbound contacts such as phone calls, text messages and emails

NowRx is licensed by the DEA, the state of California and the state of Arizona. Our existing pharmacies are regulated by the state of California. As we expand our operations within California and in other states, each micro-fulfilment center will constitute a pharmacy, which will require a separate state license, and the company will become subject to additional states’ licensure and registration requirements.

Our business is also subject to patient privacy and other obligations, including responsibility imposed by HIPAA. As a covered entity, we are required to implement privacy standards, train our employees on the permitted uses and disclosures of protected health information, provide a notice of privacy practice to our customers and permit customers to access and amend their records and receive an accounting of disclosures of protected health information. We are also subject to federal and state privacy and data security laws with respect to our receipt, use and disclosure by us of personally identifiable information, which laws require us to provide appropriate privacy and security safeguards for such information.

In addition, in connection with the operation of our distribution center, we are subject to laws and regulations relating to the protection of the environment and health and safety matters, including those governing the management and disposal of hazardous substances and the cleanup of contaminated sites.

The Medicare Part D program has undergone significant legislative and regulatory changes since its inception and continues to attract a high degree of legislative and regulatory scrutiny. The applicable government rules and regulations are expected to continue to evolve in the future.

The Company’s Property

NowRx currently leases the space for its micro-fulfilment centers. As of December 31, 2021, the company owns three Parata Max robotic dispensing systems. As of the date of this report, company has entered into leases for a total of 13 micro-fulfillment centers

•	3 in the San Francisco Peninsula Area, which are licensed and operational,
•	2 in the San Francisco East Bay area, which are licensed and operational,
•	1 in the Los Angeles area, which is licensed and operational,
•	2 in Orange County, 1 which is licensed and operational, and 1 which is in the process of becoming licensed and operational,
•	1 in Phoenix, Arizona Area that is licensed and operational,
•	1 in Denver, Colorado, which is in the process of becoming operational,
•	1 in Las Vegas, Nevada, which is in the process of becoming operational,
•	1 in Houston, Texas, which is in the process of becoming operational,
•	1 in Seattle, Washington, which is in the process of becoming operational, and
•	1 in Mountain View, California, (our second site in Mountain View) which is in the process of becoming operational.

The company also leased additional office space in Orange County, California in the first quarter of 2022

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2021.

Overview

The company is an on-demand pharmacy, leveraging the latest in software technology, artificial intelligence, robotics and logistics to provide free same-day delivery of prescription medications, thereby avoiding the need to ever visit the pharmacy. NowRx was founded in February 2015 and commenced operations and revenue generation in January 2016. In 2015 the company was focused on obtaining its pharmacy licenses, developing the technology for the pharmacy platform and the mobile app, and establishing its first pharmacy location.

The company’s service has taken on more significance as a result of the coronavirus pandemic. Patients with underlying health conditions, many of them older, are increasingly looking for services that can provide free home delivery of prescription medications so they are not forced to visit crowded pharmacies and risk exposure.

The company’s net sales consist of payments for prescription and some over-the-counter (“OTC”) items. For a prescription medication covered by a third-party payor, such as an insurance company, a PBM company or a manufacturer coupon plan, the company receives a portion of its revenues from the patient, in the form of a co-payment paid or charged at the time the prescription is filled, and the remainder as a reimbursement from the third-party payor, at contracted prices. For prescription medications not covered by a third-party payor, the payment is collected entirely from the patient. The company records the amounts subject to reimbursement in accounts receivable until payment is received, typically 20-45 days after the prescription is filled. Cost of goods sold consists primarily of prescription and OTC medications that are acquired from wholesale suppliers.

Our net sales, gross profit margin and gross profit are impacted by, among other things, the percentage of prescriptions that we fill that are generic versus brand name, the rate at which new generic and brand name drugs are introduced to the market, the mix of business between prescription medications and OTC items, and variations in wholesale pricing. Because any number of factors outside of our control can affect timing for a generic conversion, we face substantial uncertainty in predicting when such conversions will occur and what effect they will have on particular future periods. Further consolidation among generic manufacturers coupled with changes in the number of major brand name drugs anticipated to undergo a conversion from branded to generic status may also result in gross margin pressures within the industry. We continuously face reimbursement pressure from PBM companies and other commercial third-party payors. In addition, plan changes with rate adjustments often occur in January and our reimbursement arrangements may provide for rate adjustments at prescribed intervals during their term. Wholesale pricing plans provide volume discounts that present an opportunity to increase gross margins as we grow our business. Increasing the percentage of revenue contributed by OTC items can also expand margins, as OTC items typically have higher margins than prescription medications. Longer term, as we expand our sales volume, we expect the downward pressure on reimbursements to be offset by improvements in wholesale volume discounting and increased OTC sales. However, there is significant uncertainty in predicting the result of these offsetting factors on margins.

The company’s operating expenses consist of pharmacy operations and support, general and administrative, sales and marketing, depreciation, and research and development expenses. Pharmacy operations and support consists of expenses related to pharmacy payroll, delivery costs, rent for fulfilment and micro-fulfillment centers and other pharmacy operations expense includes pharmacy supplies, licenses and permits, etc. General and administrative consists primarily of payroll for administrative staff, legal and accounting expense, and headquarters rent.

Results of operations

Year ended December 31, 2021 Compared to Year ended December 31, 2020

Net Sales

The company’s net sales for the year ended December 31, 2021 were $21,758,004, an increase of $8,343,604, or 62.2%, from net sales of $13,414,400 in 2020. This increase is attributable to a significant increase in number of customers we delivered prescriptions to in 2021. Cost of goods sold was $20,137,644 in 2021, resulting in gross profit of $1,620,360, and a gross margin of 7.4%. This compares to cost of goods sold totaling $11,932,203, gross profit of $1,482,197, and a gross margin of 11.0% in 2020. In 2021 the company delivered 125,382 customer orders containing 197,203 prescriptions, as compared to 88,001 customer orders delivered in 2020 containing 133,625 prescriptions. Average revenue and gross profit per order in 2021 were $173.53 and $12.92, respectively. Average revenue and gross profit per order in 2020 were $152.43 and $16.84, respectively. This represents an increase of $21.10 or 13.8% in revenue per order delivered during 2021 and a decrease of $3.92 or 23.3% per order delivered in 2021.

In April 2019, the company implemented its own proprietary pharmacy management system to increase pharmacy automation and efficiency, and to improve control over inventory purchasing and insurance claim submissions, with several new features implemented during 2021, including inventory management, purchasing and pricing automation, centralized prescription dispatch and our QuickConnect system, which allows physicians to monitor their patient's adherence to prescription medications. The company’s mix of business, brand name drug vs. generic drug, remained relatively unchanged in 2021 as compared to 2020. While the company does not anticipate dramatic change in the mix of business in the near term, new contracts from wholesaler arrangements, drug manufacturers, health facilities or other partners could have significant impact in its mix of business and/or margins.

Operating expenses in 2021 were $15,048,972, compared to $10,830,429 in 2020, an increase of $4,218,543, or 39.0%, resulting from the company’s expanding operations to meet increased customer demand, increase in marketing to raise awareness of our service, and increase in technology development.

Pharmacy operations and support expenses represented the largest component of this increase, from $4,876,568 in 2020 to $6,309,843 in 2021, as:

•	the company’s pharmacy payroll increased from $2,322,056 for 2020, to $2,888,014 for 2021, as the company fulfilled 197,203 prescriptions during 2021 versus 133,625 prescriptions in 2020,
•	delivery costs increased from $1,251,947 in 2020 to $1,683,880 in 2021, as the company delivered 47.6% more prescriptions in 2021 as compared to 2020,
•	Rent and buildout expense increased by $62,181, from $868,885 for 2020 to $931,066 for 2021, as the company added 3 new micro-fulfilment centers to support expansion, and
•	Other pharmacy operations expenses for 2021 were $806,883, an increase of 12.4% from $717,749 for 2020.

We anticipate that our pharmacy operations and support expenses will continue to increase as we continue to grow and expand geographically. To execute our plan to establish multiple locations in strategic patient-dense areas, we will need to lease additional space for new micro-fulfilment centers. For instance, as of the date of this report, we entered leases for new facilities in Pleasanton, California, Hayward, California, Van Nuys, California, Capistrano Beach, California, Laguna Hills, California, Mesa, Arizona., Las Vegas, Nevada, Denver, Colorado, Seattle, Washington, Houston, Texas and Mountain View, California for a total of 13 micro-fulfillment sites. Throughout the rest of 2022 and into the future the company intends to continue to lease additional space to support new micro-fulfilment centers in new territories.

Sales and marketing expenses grew 13.2% from $3,481,945 in 2020 to $3,942,781 in 2021 as the company increased marketing efforts to raise awareness among physicians, health facilities, and consumers. A significant portion of the sales and marketing expenses in 2021, $1,387,939 were directly related to the company’s offering pursuant to Regulation A under the Securities Act of 1933, as amended, that began in 2021 (the “2021 Regulation A Offering”) and continued into 2022 (see “-- Liquidity and Capital Resources” below).

Sales and marketing expenses unrelated to our Regulation A offering costs in 2021 were $2,554,843 2020, compared to $1,440,073 in 2020, an increase of $1,114,770 or 77.4%. Sales and marketing payroll related costs for 2021 were $1,489,837 as compared to $898,394 in 2020, an increase of $591,443 or 65.9%.

General and administrative expenses for 2021 were $1,579,311, compared to $1,738,447 for 2020, a decrease of 9.2%. The decrease was mainly due to certain expenses being allocated and capitalized under ASC 350, ASC 842, and ASC 360. The company continued to expand corporate staffing to manage growth. On January 1, 2021 the company adopted the accounting standard ASC 350, Intangibles-Goodwill and Other, which governs the capitalization for the development of internal-use software, and accounting standard ASC 842, Leases, which generally requires lessees to recognize and capitalize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet. The impact of the accounting changes for 2021 are summarized in Note 2  to the audited financial statements.

Research and development expenses increased from $493,097 in 2020 to $2,747,047 in 2021, as the company continued with the further maintenance and enhancement of its proprietary pharmacy management system and provides technical support to enhance customers’ experience. The company intends to continue investing in research and development to further enhance our pharmacy automation and logistics software platform, QuickFill.

Other income (expense) largely consists of interest income and expense, as well as any changes in fair value of the warrants that the company issued in connection with its credit facility established with Decathlon Capital Partners (“Decathlon”). The company classifies the warrants as liabilities, subject to re-measurement at each balance sheet date from issuance, and any change in fair value is recognized as a component of other expenses. The company had $510,343 in interest expense in 2021, compared to $221,976 in 2020. The increased expense in 2021 was attributable to interest accrued or paid on its credit facility. The company also recognized an expense of $66 as a result of change in value of the Decathlon warrant. Also, the company realized a gain on debt forgiveness as other income of $543,652 as a result of PPP Loan forgiveness by the SBA on April 19, 2021. See “—Liquidity and Capital Resources – Indebtedness.”

As a result of the foregoing factors, the company’s net loss was $13,395,075 in 2021, an increase of 40.1% from a net loss of $9,558,349 in 2020.

Liquidity and Capital Resources

As of December 31, 2021, the company’s cash and equivalents was $5,961,641. To date, the company has not made any profits and is still a “development stage company.” The company has recorded losses from the time of its inception in the total amount of $33,069,371 as December 31, 2021.

In accordance with ASU No. 2014-15 Presentation of Financial Statements – Going Concern (subtopic 205-40), our management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the audited financial statements are issued. We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the near-term. We expect that we will need to raise additional capital to meet anticipated cash requirements over the next several years, depending on changing market and competitive conditions, our ability to secure lower cost of goods with volume, as well as our ability to gain further efficiencies from our proprietary automation technology. In addition, we regularly consider fundraising opportunities and will determine the timing, nature and amount of our financing based upon various factors, including market conditions and our operating plans. As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common and preferred stock. If additional funding is required, we cannot assure you that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute our business plan, and have an adverse effect on our business, results of operations and future prospects.

2019 Regulation A Offering; Issuance of Series B Preferred Stock

On September 20, 2019, the company commenced the 2019 Regulation A Offering, pursuant to which it offered to sell up to 5,800,969 shares of its Series B Preferred Stock, convertible into shares of Common Stock, at a price of $3.4477 per share. The company intends to utilize the net proceeds from the 2019 Regulation A Offering to execute on its business plans.

The company held its first closing in connection with the 2019 Regulation A Offering on November 19, 2019, in which it received gross proceeds in excess of $1.6 million. The initial closing of the 2019 Regulation A Offering constituted a qualified financing for purposes of the company’s 2019 SAFE securities, all of which were converted into shares of the company’s Series B Preferred Stock at that date. The 2019 Regulation A Offering terminated on June 19, 2020. As of December 31, 2020, the company issued 5,438,690 shares of Series B Preferred Stock in the 2019 Regulation A Offering, which provided net cash proceeds after total offering expenses and commissions of $18.75 million. The company has used a portion of the net proceeds to hire additional sales personnel, purchase additional equipment and furnishings for its new fulfillment centers, fund expanding operations, and develop the next phase of its proprietary software.

2021 Regulation A Offering; Issuance of Series C Preferred Stock

On September 30, 2021, the company commenced an offering pursuant to Regulation A (the “2021 Regulation A Offering”), pursuant to which it offered to sell up to 7,002,801 shares of its Series C Preferred Stock, convertible into shares of Common Stock, at a price of $10.50 per share. The company intends to utilize the net proceeds from the 2021 Regulation A Offering to execute on its business plans.

The company held its first closing in connection with the 2021 Regulation A Offering on November 5, 2021, in which it received gross proceeds in excess of $4.5 million. The initial closing of the 2021 Regulation A Offering constituted a qualified financing for purposes of the company’s KISS agreements and SAFE securities that the company issued in 2020 and 2021, all of which were converted into shares of the company’s Series C Preferred Stock at that date. As of December 31, 2021, the company issued 1,325,990 shares of Series C Preferred Stock in the 2021 Regulation A Offering, which provided net cash proceeds after total offering expenses and commissions of $8.46 million. Subsequent to December 31, 2021, the company has issued 554,964 shares of Series C Preferred Stock for additional proceeds of $5.32 million. The company has used a portion of the net proceeds to hire additional sales personnel, purchase additional equipment and furnishings for its new fulfillment centers, fund expanding operations, and develop the next phase of its proprietary software.

Issuances of SAFE and KISS securities

In August and September 2019, the company issued a series of simple agreements for future equity (“2019 SAFE securities”) for total proceeds of $675,000 in reliance on Regulation D under the Securities Act. The initial closing of the 2019 Regulation A Offering triggered the conversion provisions of the 2019 SAFE securities, all of which converted into 279,429 shares of Series B Preferred Stock.

In 2020, the company issued SAFE securities in reliance on Regulation D under the Securities Act for total proceeds of $303,622, which were converted into an additional 88,055 shares of Series B Preferred Stock.

On December 16, 2020, the company entered into a KISS agreement (Keep it Simple Security) for $750,000. The instrument matures in 24 months and bears 8% interest per annum compounded annually. The principal and accrued interest are payable on the maturity date. The issuance was made in reliance on Regulation D under the Securities Act. The proceeds were used for general business purposes.

In August and September of 2021 the company entered into SAFE securities for total proceeds of $1,958,600.   All of these SAFE securities have conversion terms stipulating conversion pricing at a 20% discount (or $8.40 per share).  The issuance was made in reliance on Regulation D under the Securities Act. The proceeds were used for general business purposes.

In September 2021 the company entered into a KISS agreement for total proceeds of $225,000.  The instrument matures in 24 months and bears 8% interest per annum compounded annually. The principal and accrued interest are payable on the maturity date. The issuance was made in reliance on Regulation D under the Securities Act. The proceeds were used for general business purposes.

Paycheck Protection Program (PPP) Loan

The company applied for loans being administered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Recovery Act of 2020 (“CARES Act”) to assist in maintaining payroll and operations through the period impacted by the COVID-19 pandemic. On April 21, 2020, the company entered into a loan under the Paycheck Protection Program (“PPP”), in the amount of $543,652, which may be forgivable as specified in the CARES Act. The loan will mature 2 years from the date it was issued and will accrue interest at a rate of 1% per year. If the company does not apply for loan forgiveness, it will be required to pay principal and interest payments of $30,032.32 per month, beginning six months from the last day of the covered period. The “covered period” during which PPP loan expenses may be incurred and spent begins on the date of loan origination and ends six months after origination. This funding helped defray additional expenses the company sustained due to having to pay hazard pay to employees, hire additional temporary workers and excess overtime due to surge in customer demand, and additional operational expenses due to additional safety measures being implemented within our pharmacy operations (daily cleanings, etc.). The company intends to apply for loan forgiveness by utilizing the funds in accordance with defined loan forgiveness guidance issued by the government. The Paycheck Protection Program Flexibility Act of 2020 authorized the company to apply for forgiveness of the funds utilized over the course of 24 weeks so long as the full-time equivalent staffing level remains the same (or increases) and that at least 60% of the funds are utilized to pay payroll costs. It is anticipated that between 80% and 100% of the PPP loan will be forgiven, according to the terms therein. The outstanding principal balance as of December 31, 2021 was $543,652. This PPP Loan was forgiven by the SBA on April 19, 2021, and the company realized other ordinary income of $543,652.

Indebtedness

In 2019, the company entered into a $100,000 inventory financing arrangement with Kabbage. The loan was secured by all assets of the company, bore an interest rate of approximately 23% per annum, and was payable over six months, with expected average monthly payments of approximately $17,833, for a total repayment of $107,000. This loan was paid in full during 2020. There is no further obligation as of December 31, 2021.

In April 2018, the company extended the operating lease agreement for its office space in Mountain View, California for an additional 3 years. In connection with entering into the extension and as security deposit for the landlord, the company secured an irrevocable letter of credit with Silicon Valley Bank for $60,000 to the benefit of the landlord. To establish this facility, the company placed $60,000 in a deposit account with Silicon Valley Bank and the deposit was released on December 15, 2021.

On April 29, 2020, the company entered into a $3 million revenue-based financing facility with Decathlon. The facility matures on the earliest of (a) September 29, 2024, (b) immediately prior to a change in control of the company and (c) acceleration of the obligations, such as upon the occurrence of any event of default under the agreement. If the facility is paid off after 6 months, the company will pay interest at a rate starting at 0.35 times the amount advanced under the facility up to 1.00 times the amount advanced if the facility is paid off after more than 30 months have elapsed from the effective date. The facility requires monthly payments, commencing on May 15, 2020, equal to the product of all revenue for the immediately preceding month and applicable revenue percentage, which is 2.25% in 2020, 2.5% in 2021 and 3.00% in 2022. If the annual revenue is not equal to at least 80% of projected revenue, the applicable revenue percentage for all subsequent payments will automatically increase by 0.50%, without notice from the lender. The facility is secured by the company’s assets. At December 31, 2021, $2,796,474 was outstanding under the facility, net of an unamortized discount of $5,308.

In connection with the facility, the company issued a warrant to Decathlon for $1,000. The warrant expires on April 29, 2030. The fair value of this warrant was $4,428, which was recorded as a discount to the loan payable and is being amortized over the term of the loan. See Note 4  to the audited consolidated financial statements.

In March 2020, the company entered into a 5-year operating lease agreement for micro-fulfilment space in Mesa, Arizona, as it expands outside of California. In June 2020, the company entered into a 5-year operating lease agreement for micro-fulfilment space in Pleasanton, California. In addition, in July and August 2020, the company entered into 5-year operating lease agreements for micro-fulfilment space in Hayward and Van Nuys, California. In October and November 2020, the company entered into 3-year operating leases for office space in Capistrano Beach, California. During 2021, and up to the date of this report the company has entered into additional long-term operating leases for micro-fulfillment centers in Phoenix, Arizona, Denver, Colorado, Las Vegas, Nevada, Seattle, Washington, and Houston, Texas. Management anticipates it will enter into additional long-term leases for micro-fulfillment space in the future as it continues to expand to these and other new geographies. See Note 7  in the accompanying audited financial statements.

 Trend Information

Margin trends

The company has several initiatives underway to increase gross margins and improve operating margins, as follows:

•	Pharmacy Management System – At its inception the company historically utilized an “off-the-shelf” industry software system to manage pharmacy operations. Management has noted several areas of inefficiencies in the pharmacy management system that cause higher than necessary labor costs for filling prescriptions, as well as inefficiencies in inventory purchasing and insurance claims that negatively impact gross margins. Inventory purchases occur daily, and human errors can result in a failure to purchase the lowest cost product available, sometimes having substantial impact on gross margin. Insurance claim processing is also subject to human errors that can negatively affect the insurance claim reimbursement amount, sometimes reducing the reimbursement several fold, again negatively impacting gross margin. During the latter half of 2018 and early 2019, the company developed a proprietary pharmacy management system to replace the “off-the-shelf” industry software the company historically utilized. The company expects this new pharmacy management system over time to reduce labor costs per prescription order, provide improvements in customer service, and improve control over inventory purchasing and insurance claim submissions. The company’s new internally developed proprietary system was put into production during April 2019, with regular and significant updates planned into the foreseeable future as the company continues to invest in research and development. Over time, the company anticipates that its new proprietary system will gradually improve the efficiency of its pharmacists and pharmacy technicians resulting in a significant improvement in its operating margin. The company continues to invest in research and development, and robotic automation managed by its proprietary software systems. The company also expects to realize lower pharmaceutical inventory costs as it gains increased purchasing power from larger scale operations. There can be no assurances that these improvements from automation and scale will materialize exactly as expected.

•	AI-Assisted Customer Chat Bot – The company is developing a proprietary system to provide its customer service agents a rapid, precise and effective response to customers via text or app notification. The system is based on artificial intelligent algorithms and natural language processing that accurately interprets pharmacy customer questions and automatically pulls critical information from the patient’s file. The information is presented to the customer service agent in a variety of natural-language consistent responses that can be sent to the customer with a simple click.
•	Optimized Robotic Dispensing – The company continues to gain significant experience with its multiple robotic dispensing systems. As prescription order volume increases and the company further enhances its own proprietary pharmacy management system in key areas to enhance workflow, we believe there is an opportunity to further significantly increase the efficiency of pharmacists and pharmacy technicians to greatly reduce labor costs per prescription.
•	Pharmacy Refill Process Optimization – The company is developing proprietary algorithms to opportunistically process refills in advance of customary refill date, based on geographic location, in order to optimize delivery routing and reduce delivery costs per order. See “The Company’s Business – Technology — Delivery Logistics Layer and Opportunistic Refill Processing.”
•	Reduced Delivery Expense per Order – As the company increases its market penetration, revenue and customer volume per geography, the customer density surrounding a micro fulfillment center location increases and the time and distance required per delivery is reduced, increasing the number of orders delivered per driver-hour and reducing the delivery cost per order. In addition, in territories with higher customer densities, the company plans to add additional micro-fulfilment centers to greatly reduce the average time and distance requirements for the delivery of a prescription. The company has developed algorithms within its prescription routing and delivery systems to analyze and optimize new customer requests for prescription deliveries and the customers scheduled refills based on location to further increase the efficiency of delivery routing.
•	Wholesale Volume Discounts – Wholesale pharmaceutical suppliers offer discounts for increasing volume of purchases and longer-term contracts. As we grow our business, and expand our purchasing volume from our wholesale suppliers, management anticipates being able to purchase its pharmaceutical inventory at a decreasing cost.
•	Increased over the counter (OTC) sales – Many OTC pharmaceutical related products have a better gross margin as a percentage of sales, than the average prescription medication. The company intends to increase its OTC sales over time, which will enhance the overall gross margin per order delivered (“basket size”) as well as increasing the overall gross margin for the company.
•	Medication Synchronization – Many customers have multiple prescription medications that refill monthly, but often the multiple medications have refill date authorizations that fall on different days of the month causing multiple trips to the same customer’s house per month. This can be very inefficient for the customer, patient, pharmacy and payor. Our ability to synchronize the customers’ medications with the physician and the customer approval to synchronize the refill to the same day of the month, our delivery efficiency can be greatly enhanced, reducing delivery costs per order.

Order trends

The company seeks to continually grow the number of prescriptions and its revenues by focusing on two initiatives:

•	Increase its sales and marketing efforts through a combination of direct consumer advertising and sales representatives that work with physician practices directly. This process has generated a steady growth from our inception in the number of prescriptions filled, the number of referring physicians, and in revenues. The company plans to moderately increase spending on direct-to-consumer marketing during 2022 to continue to accelerate its growth in customers and revenue, although there can be no assurances that this effort will maintain our continued growth in customers and revenue.
•	As of December 31, 2021, the company has 8 micro-fulfillment locations in operations throughout northern and southern California, and Phoenix, Arizona, 3 of which became operational during 2021. Should the company continue to have access to sufficient growth capital, the company plans to expand into new market areas and geographies and anticipates it will experience growth rates and other business performance metrics equal to or better than those achieved in the company’s initial operating markets and geographies. Even if we are able to meet our projected timeline for establishing operating presences in new markets and geographies, these operations may not generate the anticipated growth in customers, orders and revenues at the pace we have experienced and that we project. Management believes that given the strong growth of its customer base and revenues from its inception, and the company’s planned increases in its sales and marketing efforts, it is likely that its revenues and customers will continue to increase. While management believes the COVID-19 pandemic helps drive demand for the company’s services, the associated lockdown protocols have made it more difficult for our sales representatives to enter physician offices, hindering the development of our physician referral channel, historically a key driver of our new customer growth. Even if we are able to meet our projected timeline for establishing our new markets and geographies, these developments may not generate the anticipated growth in customers, orders, revenue and profit(loss) at the pace that we project.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our operations.

As the company qualified as an essential business as defined by state regulations, we continued to operate our fulfillment centers with modifications to workflows to maintain social distancing. At the same time, we have taken a variety of safety measures following federal, state and local guidelines at our fulfillment centers’ operations. These safety measures include enhanced daily cleaning and disinfection policies, enhanced personal hygiene efforts and implementing social distancing efforts and awareness throughout the fulfillment centers. To date, we have not experienced any significant disruptions in our pharmacy operations, supply chain or any delivery interruptions or delays. If, as a result of COVID-19, we face disruptions in our supply chain, or are unable to continue to operate one or more of our fulfillment centers or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers.

During early 2020, we experienced an increase in demand primarily as a result of changes to consumer behaviors resulting from the various stay-at-home orders in California in response to the COVID-19 pandemic. Since that initial surge in demand, customer demand has moderated to be more in line with the pre-COVID-19 period. Furthermore, the lockdowns associated with COVID, both governmentally imposed and voluntarily imposed, have made it more difficult for our sales representatives to meet with physician offices, limiting the company’s ability to develop the physician referral channel, particularly in new territories. The impacts on demand and physician behavior may not continue at current levels, if at all, depending on the duration and severity of the COVID-19 pandemic, the length of time stay-at-home orders stay in effect and for economic and operating conditions, and consumer behaviors to resume to levels prior to the COVID-19 pandemic and numerous other uncertainties.

The ultimate financial impact on the company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time.  However, as of the date of this report, the company has experienced increased demand for its products and services, so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Item 3. Directors and Officers

Directors, Executive Officers and Significant Employees

The company’s executive officers and directors are listed below. The executive officers are full-time employees.

Name	Position	Age	Date Appointed to Current Position
Executive Officers
Cary Breese	Chief Executive Officer, Chief Financial Officer	55	June 24, 2015
Sumeet Sheokand	Chief Technology Officer	47	June 24, 2015
Mark Marlow	Chief Financial Officer	57	January 17, 2022
Directors
Cary Breese	Director	55	June 24, 2015
Sumeet Sheokand	Director	47	June 24, 2015
Barry Karlin	Director	67	January 2, 2018
Significant Employee
Melissa Bostock	Pharmacist-in-Charge	41	October 15, 2015

Cary Breese, CEO and Co-founder

Cary Breese has served as the company’s CEO and CFO since the formation of the company in 2015. Prior to founding NowRx, Cary was CEO of GenieDB, a venture-funded tech startup that provided distributed MySQL database-as-a-service to enterprises, from 2012 until 2014. At GenieDB, Cary maintained overall responsibility for all operations, financing, marketing and sales. From 2011 to 2015, Cary was also a founding member and CFO of Frost Data Capital, a Big Data new company incubator and venture fund focused on new innovations in data management, data analytics and internet of things. Cary also was CEO of a successful financial tech company, Trafalgar Insurance Services, which he acquired in March 2003 and then led through financial turnaround and ultimate sale to a large regional financial services firm. Cary holds a Bachelor of Science degree in Electrical Engineering from Drexel University, and holds an ACAS designation from the Casualty Actuarial Society, a professional society whose members have demonstrated expertise in finance, economics, insurance and risk management.

Sumeet Sheokand, CTO and Co-founder

Sumeet Sheokand has served as the company’s CTO, a position in which Sumeet since the formation of the company in 2015. During 2014, Sumeet was involved with a startup incubator as an Entrepreneur-in-Residence. He also consulted with a top-3 US telecom provider to build their social media customer listener platform. Sumeet was CTO of GenieDB from 2012 until 2014, where he was responsible for all technology and software. Prior to joining GenieDB, Sumeet worked in technology management in a number of enterprises. Sumeet holds an undergraduate degree in Electrical and Computer Engineering from National Institute of Technology Kurukshetra, India, and a Masters of Business and Administration from UCLA Anderson School of Management.

Mark Marlow, CFO

Mark Marlow has served as the company’s CFO since January 2022. Prior to serving as NowRx’s CFO Mark served as CFO and Treasurer of Virtual Radiologic Corp (Nasdaq: VRAD), a company that he helped found and grow into one of the largest Telemedicine providers in the United States from 2002 to 2008. During his tenure Mark successfully completed the company’s long term capitalization with private equity and a successful IPO in 2007.   From 1995 to 2002, Mark served as Vice President of Finance for WAM! NET where he successfully completed several large rounds of strategic equity financing, a successful high yield debt offering of $208 million dollars in 1998, and the company’s IPO in 2001. From 2010 to 2019 Mark was the Managing Partner of Omphalos Venture Partners, LLC, a Minneapolis based early-stage VC fund specializing in investments in Med Tech, Medical SAAS, RAAS and Healthcare B2B SAAS. Mark holds a B.S.B.A in Accounting and an MBA from the University of Minnesota’s Carlson School of Management. He is also a member of the American Institute of Certified Public Accountants and has held an NASD Series 7 General Securities License.  Mark is also a graduate of the United States Navy Surface Warfare Division Officers School located in Newport, RI in 1988.

Melissa Bostock, Pharmacist-in-Charge

Melissa Bostock has served as NowRx’s Pharmacist-in-Charge since the company began operations in November 2015.  Prior to joining NowRx, Melissa was Pharmacy Executive Team Manager at Target, from July 2012 to November 2015. Melissa holds a BS degree in Microbiology and a Master of Public Health degree in Community Health, from UCLA, and holds a Doctor of Pharmacy from University of California, San Francisco.

Barry Karlin, Director

Barry Karlin joined the Board in January 2018. Since May 2014, he has been a private investor in real estate, high technology, and healthcare companies, and regularly consults to private equity firms as well as to public and privately held wealth management companies, primarily in the healthcare services sector. Barry was the founder, Chairman and CEO of Prospira PainCare, a physician-based rollup of pain management practices, from August 2012 to May 2014. He was also the founder, Chairman and CEO of CRC Health Group from 1995 to 2010, a specialized behavioral healthcare treatment provider in the United States, Canada and the United Kingdom. In 2000, Barry founded eGetgoing, which offered treatment through live, audio/video based online technology. He served as Chairman and CEO before eGetgoing was acquired by CRC in 2002. He previously cofounded and served as Chairman and CEO of Navigation Technologies, formerly served as a general partner at a venture firm specializing in the wireless communications industry and served as a strategy management consultant; first with Strategic Decisions Group (1981 – 1984) and subsequently with Decision & Risk Analysis, Inc. (1991 – 1995). Barry has received numerous awards including Ernst & Young 2008 Northern California Regional Entrepreneur of the Year in Life Sciences, Silicon Valley Business Journal 2002 award for Fastest Growing Private Company, Certificate of Special Congressional Recognition in 2005 and the California Association of Drug Abuse Counselors award for exceptional contribution to the addiction community. He received his Ph.D. and M.S. from Stanford University in the Department of Engineering-Economic-Systems (specialty in Decision Sciences) and a B.S. in Electrical Engineering from the University of Witwatersrand in South Africa.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we compensated our two highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation	Other compensation	Total compensation
Cary Breese	CEO	$250,000	$14,400	$264,400
Sumeet Sheokand	CTO	$250,000	$14,400	$264,400

Other than cash compensation, health benefits and stock options, no other compensation was provided to the executive officers, including in their capacity as directors of the company. The company’s non-executive director received no compensation in connection with his board service.

The company has entered into an employment agreement with Mark Marlow. In addition to his salary of $250,000, Mr. Marlow is eligible to receive an annual bonus of up to 15% of his salary, at sole discretion of the board of directors and based upon overall company performance metrics. Mr. Marlow received an initial stock option grant to purchase up to 331,221 shares of the company’s Common Stock, which vest and becomes exercisable over 4 years and is also eligible to receive a stock option grant to purchase 198,733 shares of the company’s Common Stock if at any point prior to March 31, 2023, the company closes an institutional funding round of $100 million or more. Mr. Marlow is also eligible for severance benefits. If his employment is terminated without cause, he will receive a cash severance payment equal to six months of his regular salary in effect in the month immediately preceding termination. Should a termination without cause happen after Mr. Marlow has been employed for a year and 90 days before an IPO or closing date of an acquisition (“change in control”), any unvested options held by him will be subject to accelerated vesting.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of December 31, 2021, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities, or having the right to acquire those securities. The table assumes that all options and warrants have vested.

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of class
Cary Breese 6 Trapani Laguna Niguel, CA 92677	Common Stock	3,617,600		0	42.42%
Sumeet Sheokand 995 W. Homestead Road Sunnyvale, CA 94087	Common Stock	3,182,400		0	37.32%
Barry Karlin 120 Atherton Ave Atherton, CA 94027	Common Stock	1,700,000	(1)	0	19.94%
All current officers and directors as a group (4 people)	Common Stock	8,500,000		0	99.68%
New Direction IRA, Inc. 1070 West Century Drive Louisville, CO 80027	Series A Preferred Stock	3,124,028		0	35.29%
All current officers and directors as a group (4 people)	Series A Preferred Stock	445,229		0	5.04%
New Direction IRA, Inc. 1070 West Century Drive Louisville, CO 80027	Series B Preferred Stock	6,062,029		0	93.30%
All current officers and directors as a group (4 people)	Series B Preferred Stock	0		0	0%
New Direction IRA, Inc. 1070 West Century Drive Louisville, CO 80027	Series C Preferred Stock	880,558		0	66.40%
RMV Group, LLC 5319 SW Westgate Dr. Suite 207 Portland, OR 97209	Series C Preferred Stock	185,106		0	13.95%
All current officers and directors as a group (4 people)	Series C Preferred Stock	0		0	0%

(1) All shares are owned by The Karlin Family Trust, of which Mr. Karlin is the trustee. As trustee, he exercises voting control over all shares.

Item 5. Interest of Management and Others in Certain Transactions

Through September 2020, the company reimbursed the CEO for an apartment on a month-to-month basis. Rent was $1,785 per month and was available for reimbursement monthly. The arrangement with the CEO was terminated in 2020 and the reimbursement amounted to $15,980 in 2020.

Item 6. Other Information

None

Item 7. Financial Statements

NowRx, Inc. and subsidiary

Delaware Corporation

Consolidated Financial Statements and

Independent Auditors’ Report

December 31, 2021 and 2020

NowRx, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of NowRx, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NowRx, Inc. (“the Company”) as of December 31, 2021, and 2020, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit, net losses, and negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Inventory and Management's Estimate of Related Reserves – Note 2

Description of the Critical Audit Matter

The Company records inventory based on an average-cost methodology, and reviews for obsolete, expired, or otherwise impaired inventory as of period end, and records a reserve as necessary. The application of the average-cost valuation of inventory requires processing through thousands of individual units of inventory to determine the appropriate average cost. The methodology for estimating a reserve includes both objective and subjective considerations of both historical and projected factors.

Given these factors and due to the volume of transactions, the related audit effort in evaluating management's judgments in determining that the average-cost of inventory and reserve related to recorded inventory required extensive audit procedures and significant auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the Company's inventory and inventory reserve consists of the following:

•	We performed inventory observations for a number of the Company’s locations inquiring as to the Company’s control processes for identifying and removing expired or obsolete inventory items.
•	We obtained the Company’s average-cost calculation, by inventory item, and compared the average-cost to a recalculated average cost using historical purchases, for a selection of individual inventory items to ensure the calculation provided was including all relevant activity.
•	We selected a sample of inventory items and obtained documentation of purchases during the year to ensure that what was recorded and input into the average-cost calculation was accurate.
•	We selected a sample of inventory items and requested subsequent sales invoices to ensure that the inventory cost at year end was recorded at the lower of average cost or net realizable value.
•	We evaluated the reasonableness of management's assessment, and tested the provided inputs, of the required reserve against inventory at period end.

We have served as the Company’s auditor since 2016.

Spokane, Washington

April 30, 2022

NOWRX, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2020

	2021	2020 (As restated)
ASSETS
Current Assets:
Cash and equivalents	$5,961,641	$8,873,706
Accounts receivable, net	1,461,156	1,156,705
Inventory	1,920,147	1,873,278
Prepaid expense	357,035	167,207
Other current assets	5,949	3,478
Total Current Assets	9,705,928	12,074,374

Non-Current Assets:
Property and equipment, net	1,447,055	1,194,153
Intangibles, net	2,760,069	1,547,552
Right-of-use assets, net	2,896,676	-
Other non-current assets	370,529	285,678
Total Non-Current Assets	7,474,329	3,027,383

TOTAL ASSETS	$17,180,257	$15,101,757

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$1,944,027	$857,541
Accrued liabilities	873,816	361,198
SBA Paycheck Protection Program loan	-	543,652
Loan payable, net of unamortized discount	979,659	782,010
Warrant liability	23,330	23,264
Operating lease liability	965,672	-
Total Current Liabilities	4,786,504	2,567,665

Non-Current Liabilities:
KISS liability	-	750,000
Loan payable, net of unamortized discount and current portion	1,816,815	1,189,638
Operating lease liability, net of current portion	1,988,271	-
Total Non-Current Liabilities	3,805,086	1,939,638

Total Liabilities	8,591,590	4,507,303

Stockholders' Equity:
Series A Preferred Stock, $0.00001 par value, 8,841,611 shares authorized, 8,841,611 and 8,853,173 shares issued and outstanding liquidation preferences of $17,683,222 and $17,706,346 as of December 31, 2021 and 2020, all respectively	88	88
Series B Preferred Stock, $0.00001 par value, 6,497,179 shares authorized, 6,497,179 and 6,497,179 shares issued and outstanding, liquidation preferences of $22,400,324 and $22,400,324 as of December 31, 2021 and 2020, all respectively	65	65
Series C Preferred Stock, $0.00001 par value 7,050,000 shares authorized, 1,325,990 and 0 shares issued and outstanding, liquidation preference of $13,922,895 and $0 as of December 31, 2021 and 2020, all respectively	13	-
Undesignated Preferred Stock, $0.00001 par value, 611,210 shares authorized	-	-
Common Stock, $0.00001 par value, 35,000,000 shares authorized, 8,595,000 and 8,584,000 shares issued and outstanding, 8,600,000 and 8,500,000 shares vested as of December 31, 2021 and 2020, all respectively.	86	86
Additional paid-in capital	41,657,786	30,220,261
Accumulated deficit	(33,069,371)	(19,626,046)
Total Stockholders' Equity	8,588,667	10,594,454

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$17,180,257	$15,101,757

See Independent Auditors’ Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2021 and 2020

	2021	2020 (As restated)
Sales, net	$21,758,004	$13,414,400
Cost of goods sold	(20,137,644)	(11,932,203)
Gross profit	1,620,360	1,482,197

Operating Expenses:
Pharmacy operations and support	6,309,843	4,876,568
General and administrative	1,579,311	1,738,447
Sales and marketing	3,942,781	3,481,945
Depreciation and amortization expense	469,990	240,372
Research and development	2,747,047	493,097
Total Operating Expenses	15,048,972	10,830,429

Loss from operations	(13,428,612)	(9,348,232)

Other Income (Expenses):
Interest income	294	427
Gain on debt forgiveness	543,652	-
Other income	-	30,268
Interest expense	(510,343)	(221,976)
Change in value of warrant	(66)	(18,836)
Total Other Income (Expenses)	33,537	(210,117)

Net Loss	$(13,395,075)	$(9,558,349)

Weighted-average vested common shares outstanding:
- Basic and Diluted	8,595,000	8,480,799

Net loss per common share
- Basic and Diluted	$(1.56)	$(1.13)

See Independent Auditors’ Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2021 and 2020

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2019 (As previously reported)	8,853,173	$88	970,434	$10	-	$-	8,527,500	$85	$12,823,345	$(10,749,753)	$2,073,775

Cumulative effect of change in accounting policy - capitalization of intangible assets	-	-	-	-	-	-	-	-	-	682,056	682,056
Balance at December 31, 2019 (As restated)	8,853,173	88	970,434	10	-	-	8,527,500	85	12,823,345	(10,067,697)	2,755,831

Issuance of preferred stock for cash	-	-	5,438,690	54	-	-	-	-	18,750,918	-	18,750,972
Offering costs	-	-	-	-	-	-	-	-	(1,701,278)	-	(1,701,278)
Conversion of SAFE agreements	-	-	88,055	1	-	-	-	-	303,621	-	303,622
Exercise of stock options	-	-	-	-	-	-	56,500	1	9,975	-	9,976
Issuance of warrant	-	-	-	-	-	-	-	-	1,000	-	1,000
Stock-based compensation	-	-	-	-	-	-	-	-	32,680	-	32,680
Net loss	-	-	-	-	-	-	-	-	-	(9,558,349)	(9,558,349)
Balance at December 31, 2020 (As restated)	8,853,173	88	6,497,179	65	-	-	8,584,000	86	30,220,261	(19,626,046)	10,594,454

Share correction	(11,562)	-	-	-	-	-	-	-	-	-	-
Cumulative effect of adoption of ASU 2016-02, Leases	-	-	-	-	-	-	-	-	-	(48,250)	(48,250)
Issuance of preferred stock for cash	-	-	-	-	880,558	9	-	-	9,245,850	-	9,245,859
Offering costs	-	-	-	-	-	-	-	-	(878,095)	-	(878,095)
Conversion of SAFE agreements	-	-	-	-	233,153	2	-	-	1,958,588	-	1,958,590
Conversion of KISS agreements, including accrued interests	-	-	-	-	212,279	2	-	-	1,031,513	-	1,031,515
Exercise of stock options	-	-	-	-	-	-	11,000	-	12,800	-	12,800
Stock-based compensation	-	-	-	-	-	-	-	-	66,869	-	66,869
Net loss	-	-	-	-	-	-	-	-	-	(13,395,075)	(13,395,075)
Balance at December 31, 2021	8,841,611	$88	6,497,179	$65	1,325,990	$13	8,595,000	$86	$41,657,786	$(33,069,371)	$8,588,667

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and 2020

	2021	2020 (As restated)
Cash Flows from Operating Activities
Net Loss	$(13,395,075)	$(9,558,349)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on debt forgiveness	(543,652)	-
Depreciation and amortization	469,990	240,372
Stock-based compensation	66,869	32,680
Bad debts	8,985	-
Inventory write-off	341,246	157,871
Loan fee	-	(11,675)
Loan discount amortization	5,308	656
Change in value of warrant	66	18,836
Changes in operating assets and liabilities:
Change in receivables	(313,436)	(588,041)
Change in inventory	(388,115)	(1,089,606)
Change in prepaid expenses	(189,828)	(93,398)
Change in other current assets	(2,471)	(3,478)
Change in other non-current asset	(84,851)	(59,412)
Change in operating lease right-of-use asset	(257,274)	-
Change in accounts payable and accrued liabilities	1,086,486	198,181
Change in accrued interest	403,517	37,422
Change in operating lease liability	266,291	-
Net Cash Used in Operating Activities	(12,525,944)	(10,717,941)

Cash Flows from Investing Activities
Purchases of property and equipment	(481,534)	(588,386)
Purchases of intangibles	(1,453,875)	(978,965)
Net Cash Used in Investing Activities	(1,935,409)	(1,567,351)

Cash Flows from Financing Activities
Proceeds from loan payable	1,000,000	2,000,000
Repayment of loan payable	(14,866)	(12,905)
Repayments of short-term inventory financing	-	(63,667)
Repayments of short-term notes payable	-	(125,000)
Proceeds from SAFE agreements	1,958,590	303,622
Proceeds from SBA Paycheck Protection Program loan	-	543,652
Proceeds from KISS agreements	225,000	750,000
Proceeds from issuance of preferred stock	9,245,859	18,750,972
Offering costs	(878,095)	(1,701,278)
Proceeds from exercise of stock options	12,800	9,976
Proceeds from issuance of warrant	-	1,000
Net Cash Provided by Financing Activities	11,549,288	20,456,372

Net change in cash and restricted cash	(2,912,065)	8,171,080

Cash and restricted cash at beginning of year	8,873,706	702,626
Cash and restricted cash at end of year	$5,961,641	$8,873,706

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$288,212	$221,976
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Activity
Conversion of SAFE agreement to preferred stock	$1,958,590	$303,622
Conversion of KISS note to preferred stock	$975,000	$-
Conversion of accrued interest to preferred stock	$56,515	$-

See Independent Auditors’ Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

NowRx, Inc. (the “Company”), is a corporation organized February 19, 2015 under the laws of Delaware. On November 19, 2020, the Company formed a wholly owned subsidiary, NowRx Telehealth, Inc., a corporation organized under the laws of Delaware. The Company is an on-demand pharmacy that fulfills and delivers customer prescriptions using a web and application-based platform.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). These consolidated financial statements include all accounts of NowRx, Inc. and its wholly owned subsidiary, NowRx Telehealth, Inc. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company’s cash balances exceeded federally insured limits by $5,211,642 and $8,123,706, respectively. As of December 31, 2020, $60,000 of the cash balance is restricted due to collateral requirements for a letter of credit (LOC) in the same amount used in lieu of a security deposit for one of the Company’s locations.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets to amounts shown in the consolidated statements of cash flows:

	12/31/2021	12/31/2020
Cash	$5,961,641	$8,813,706
Restricted cash	-	60,000
	$5,961,641	$8,873,706

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the consolidated financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. For the years ended December 31, 2021 and 2020, the Company wrote off $8,985 and $0 of its accounts receivable as bad debt expense. The Company has recorded an allowance against its accounts receivable balances of $26,049 and $17,170 as of December 31, 2021 and 2020, respectively, based on management’s evaluation of expected credit losses for outstanding accounts receivable at period end.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $1,920,147 and $1,873,278 as of December 31, 2021 and 2020, respectively, consisted of pharmaceuticals and related products. The Company records impairment and obsolescence write-offs against its inventory balances as deemed necessary in the amount of $341,246 and $157,871 as of December 31, 2021 and 2020, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 5-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $228,632 and $126,903 for the years ended December 31, 2021 and 2020, respectively. The Company’s property and equipment consisted of the following as of December 31, 2021 and 2020:

	12/31/2021	12/31/2020
Automobiles	$780,133	$544,711
Furniture and equipment	453,234	435,271
Leasehold improvements	728,672	500,523
Property and equipment, at cost	1,962,039	1,480,505
Less: accumulated depreciation	(514,984)	(286,352)
Property and equipment, net	$1,447,055	$1,194,153

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

Intangible Assets

Intangible assets include internally developed software and patents. Costs to acquire these intangible assets are capitalized and amortized over their expected economic useful lives, which is currently 10 years for internally developed software and 20 years for patents. Where the future benefits of the rights are unknown, these costs are expensed as incurred. For the years ended December 31, 2021 and 2020, the Company recorded no impairment.

Amortization expense on intangible assets totaled $241,358 and $113,469 for the years ended December 31, 2021 and 2020, respectively. The Company’s intangible assets consisted of the following as of December 31, 2021 and 2020:

	12/31/2021	12/31/2020
Internally Developed Software	$3,167,680	$1,718,500
Patents	11,330	5,000
Intangibles, at cost	3,179,010	1,723,500
Less: accumulated amortization	(418,941)	(175,948)
Intangibles, net	$2,760,069	$1,547,552

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

		Fair Value Measurement
	Carrying
	Value	Level 1	Level 2	Level 3
As of December 31, 2021
Derivative liability	$23,330	$-	$-	$23,330
As of December 31, 2020
Derivative liability	$23,264	$-	$-	$23,264

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

Changes in Level 3 financial liability measured at fair value for the years ended December 31, 2021 and 2020 follows:

Fair value at date of issuance	$4,428
Change in fair value of derivative	18,836
Balance as of December 31, 2020	23,264
Change in fair value of derivative	66
Balance as of December 31, 2021	$23,330

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. For stock-based financial instruments, the Company uses the Black-Scholes-Merton pricing model to value the derivative instruments. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the consolidated balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the consolidated balance sheet date.

Beneficial Conversion Features

Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company’s contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and applied to the periods presented using the full retrospective method. The Company generally recognizes revenues upon delivery of its products.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

Cost of goods sold includes product costs, while delivery related costs are included in pharmacy operations and support in the consolidated statement of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $2,747,047 and $493,097 for the years ended December 31, 2021 and 2020, respectively.

Sales and Marketing

Sales and marketing costs are expensed as incurred and include advertising costs related to the Series A and Series B Preferred Stocks offerings. Total expenses related to sales and marketing was $3,942,781 and $3,481,945 for the years ended December 31, 2021 and 2020, respectively, which included marketing costs related to its securities offerings of $1,387,939 and $2,041,872, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to consolidated stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to statements of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated on a straight-line basis over the estimated useful life of the asset or the remaining lease term, whichever is shorter.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate, (c) amounts expected to be payable by the lessee under residual value guarantees, (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

Payments associated with short-term leases assets are recognized on a straight-line basis as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less.

Upon adoption of ASU 2016-02, the Company recognized lease liability in relation to a lease which was classified as operating lease under the principles of ASC 842, Leases (“ASC 842”). This liability was measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as of the lease execution date.

Restatement of Prior Year Consolidated Financial Statements

ASC 350, Intangibles-Goodwill and Other

Prior to January 1, 2021, the Company expensed the cost of development of its internally generated proprietary pharmacy management system, QuickFill, and should have been accounted for in accordance with ASC 350, Intangibles-Goodwill and Other, which governs the accounting treatment for internal-use software. Internal and external costs incurred during the preliminary project stage are being expensed as incurred. Internal and external costs incurred to develop internal-use computer software and costs to develop or obtain software that allows for access to, or the conversion of old data by new systems during the application development stage are being capitalized. Training costs and data conversion costs, which may include purging or cleansing of existing data, reconciliation or balancing of the old data and the data in the new system, creation of new or additional data, and conversion of old data to the new system, are being expensed as incurred. Internal and external training costs and maintenance costs during the postimplementation-operation stage are being expensed as incurred. Upgrades and enhancements are defined as modifications to existing internal-use software that result in additional functionality – that is, modifications to enable the software to perform tasks that it was previously incapable of performing. Upgrades and enhancements normally require new software specifications and may also require a change to all or part of the existing software specifications. In order for costs of specified upgrades and enhancements to internal-use computer software to be capitalized, it must be probable that those expenditures will result in additional functionality.

Capitalization of costs begin when both of the following occur: (a) preliminary project stage is completed, and (b) management, with the relevant authority, implicitly or explicitly authorizes and commits to funding a computer software project and it is probable that the project will be completed, and the software will be used to perform the function intended. When it is no longer probable that the computer software project will be completed and placed in service, no further costs shall be capitalized, and guidance on impairment shall be applied to existing balances. Capitalization ceased no later than the point at which a computer software project is substantially complete and ready for its intended use, that is, after all substantial testing is completed.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

On January 1, 2021, the Company determined to restate the comparative figures in accordance with ASC 350, Intangibles-Goodwill and Other, which governs the accounting treatment for internal-use software since management expects that the internally generated software will provide future benefits to the Company.

The effect of the restatement on the Company’s consolidated balance sheet as of January 1, 2020 is presented below:

	December 31,	Restatement	January 1,
	2019	Adjustment	2020
Intangible assets, net	$-	$682,056	$682,056
Other assets	3,245,578	-	3,245,578
Total Assets	3,245,578	682,056	3,927,634

Total Liabilities	1,171,803		1,171,803

Accumulated deficit	(10,749,753)	682,056	(10,067,697)
Other equity items	12,823,528	-	12,823,528
Total Stockholders' Equity	2,073,775	682,056	2,755,831
Total Liabilities And Stockholders' Equity	$3,245,578	$682,056	$3,927,634

ASC 842, Leases

On January 1, 2021, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on retained earnings. The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. The Company elected to present short-term leases on the balance sheet as the leases have lease term of more than 12 months from lease inception. Lease assets and liabilities are recognized based on the present value of lease payments over the lease term at commencement date.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

The cumulative effect of the adoption of ASC 350 and ASC 842 on Company’s consolidated balance sheet as of January 1, 2021 is presented below.

	December 31,	Restatement	ASC 842	January 1,
	2020	Adjustment	Adjustment	2020
Right-of-use assets, net	$-	$-	$2,639,402	$2,639,402
Intangible assets, net	-	1,547,552.00	-	1,547,552
Other assets	13,554,205	-	-	13,554,205
Total Assets	13,554,205	1,547,552	2,639,402	17,741,159

Operating lease liability, net	-	-	2,687,652	2,687,652
Other liabilities	4,507,303	-	-	4,507,303
Total Liabilities	4,507,303	-	2,687,652	7,194,955

Accumulated deficit	(21,173,598)	1,547,552	(48,250)	(19,674,296)
Other equity items	30,220,500	-	-	30,220,500
Total Stockholders' Equity	9,046,902	1,547,552	(48,250)	10,546,204
Total Liabilities And Stockholders' Equity	$13,554,205	$1,547,552	$2,639,402	$17,741,159

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $10,392,479 and $6,346,576 as of December 31, 2021 and 2020, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss (NOL) carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The U.S. tax reform bill that Congress voted to approve December 20, 2017, also known as the Tax Cuts and Jobs Act (TCJA), made sweeping modifications to the Internal Revenue Code, including a much lower corporate tax rate, changes to credits and deductions, and a move to a territorial system for corporations that have overseas earnings. The TCJA replaced the prior-law graduated corporate tax rate, which taxed income over $10 million at 35%, with a flat rate of 21%.

At December 31, 2021 and 2020, the Company has available net NOL carryforwards for federal tax of approximately $35.93 million and $22.46 million, respectively. Federal NOL incurred prior to tax year 2018 amounting to $1.88 million will be carried forward for 20 years and will begin to expire in 2035. Post-TCJA NOL amounting to $32.36 million and $18.89 million as of December 31, 2021 and 2020, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since 2016 remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each period. Potentially dilutive items outstanding as of December 31, 2021 and 2020 are as follows:

	2021	2020
Series A Preferred Stock (convertible to common stock)	8,841,611	8,853,173
Series B Preferred Stock (convertible to common stock)	6,497,179	6,497,179
Series C Preferred Stock (convertible to common stock)	1,325,990	-
Common stock warrants	33,045	33,045
Execisable stock options	894,955	732,887
Total potentially dilutive shares	17,592,780	16,116,284

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not yet generated profits, has negative cash flows from operations, has sustained net losses of $13,395,075 and $9,558,349 during the years ended December 31, 2021 and 2020, respectively, and has an accumulated deficit of $33,069,371  as of December 31, 2021.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4:  FINANCING ARRANGEMENTS

SBA Paycheck Protection Program Loan

On April 21, 2020, the Company applied for and received an SBA Paycheck Protection Program loan from Silicon Valley Bank for $543,652.  The instrument matures in 24 months and bears 1% interest per annum. On April 19, 2021, the SBA forgave the Company’s Paycheck Protection Program loan amounting to $533,652. The Company recognized this forgiveness as gain on debt forgiveness in the consolidated statements of operations.

Loan Payable

On April 29, 2020, the Company entered into a revenue loan and security agreement with a third party for $2,000,000. The instrument requires monthly payments, commencing on May 15, 2020, equal to the product of all revenue for the immediately preceding month and applicable revenue percentage, which is 2.25% in 2020, 2.50% in 2021, and 3.00% in 2022. If the annual revenue is not equal to at least 80% of the projected revenue, the applicable revenue percentage for all subsequent payments will automatically increase by 0.50%, without notice from the lender. The instrument matures on the earliest of (a) September 29, 2024, (b) immediately prior to a change in control and (c) acceleration of the obligations, such as upon the occurrence of any event of default, as discussed in the agreement. The instrument bears interest, with minimum interest ranging from 0.35 to 1.00 times the amount advanced, depending on the period during which the payoff date occurs. The loan is secured by the Company’s assets. The Company incurred $11,675 loan fee on this loan, which was recorded as a discount to the loan payable and is being amortized over the term of the loan. In addition, the Company issued warrant to the lender for a consideration of $1,000. The fair value of this warrant was $4,428, which was recorded as a discount to the loan payable and is being amortized over the term of the loan. On May 5, 2021, the Company obtained a subsequent loan advance with the same lender for $1,000,000. No additional loan fees were incurred on this additional loan.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

As of December 31, 2021 and 2020, the carrying balance of the loan payable amounted to $2,796,474 and $1,971,648, net of unamortized discount of $10,139 and $15,447, respectively. For the years ended December 31, 2021 and 2020, amortization of discount was $5,308 and $656, and interest expense was $446,872 and $200,002, all respectively.

KISS Agreements

In 2021 and 2020, the Company entered into a KISS agreement (Keep it Simple Security) with third party investors for $225,000 and $750,000, respectively. The instruments mature in 24 months and bear 8% interest per annum compounded annually. The principal and accrued interest are payable on maturity date.

If and upon a qualified financing where the Company sells Preferred Stock of $1,000,000 or greater, the instruments’ face value along with accrued interest will automatically convert to Preferred Stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $110,000,000 (for $750,0000) and $220,000,000 (for $225,000) on the Company’s fully diluted capitalization. Such a conversion includes a “shadow series” provision, which limits the holder’s liquidation preference to the discounted purchase price.

If and upon a corporate transaction, the KISS becomes convertible into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $110,000,000 (for $750,000) and $220,000,000 (for $225,000) on the Company’s fully diluted capitalization or is payable to the noteholder in the amount equal to all accrued and unpaid interest and principal, at the noteholder’s election.

If at maturity neither of the aforementioned conversions have occurred, the noteholder may elect to convert the KISS and any unpaid accrued interest into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $110,000,000 or $220,000,000 on the Company’s fully diluted capitalization.

The Company analyzed the note for beneficial conversion features and concluded the conversion terms did not constitute beneficial conversion features. In 2021, the Series C Preferred Stock offering triggered conversion of all the KISS agreements resulting in the conversion of the then outstanding principal amount of $975,000 and accrued interest of $56,515 into 212,279 shares of Series C Preferred Stock at conversion rates of $4.34 and $8.40.

2021 SAFE Agreements

In 2021, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments totaling $1,958,590 (the “Purchase Amount”).

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company’s preferred stock. The terms provide for automatic conversion of the SAFE agreements’ purchase amounts into the Company’s preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company’s preferred stock at a fixed pre-money or post-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by either a) the SAFE price, which is the price per share equal to a $220,000,000 post-money valuation cap, divided by the Company’s then outstanding capitalization, or b) a discount to the share pricing in the triggering equity financing, whichever calculation results in a greater number of shares of preferred stock. The discount rate is 15%-50%, dependent upon the agreement.

In the case of a liquidation event, means a change of control of an initial public offering, before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of a) cash of the Purchase Amount; or b) the amount payable on the number of Common Stock shares equal to the Purchase Amount divided by the liquidity price (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company’s preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

In 2021, the Series C Preferred Stock offering triggered conversion of all the SAFE agreements resulting in the conversion of the then outstanding purchase amounts of $1,958,590 into 233,153 shares of Series C Preferred Stock.

Warrant

On April 29, 2020, the Company issued a warrant in conjunction with execution of a revenue loan and security agreement for consideration of $1,000. The warrant expires on April 29, 2030. The warrant provides the lender with the right to purchase shares of the Company’s Common Stock, with the number of shares dependent upon the buyout value in the triggering change in control event, whereby the holder is to receive the number of shares to represent 0.15% of the total buyout value in the triggering change in control event. The Company estimated the number of shares to be issued under this warrant using the fully diluted capitalization on the date of issuance multiplied by the 0.15% buyout rate, which provided for 33,045 shares. The warrant may be settled in a cash payment. The Company considered accounting guidance and determined that this warrant is liability classified. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire. The calculated fair value of the warrant using the Black-Scholes model was $4,428, which was recorded as discount to the loan and is being amortized over the term of the loan. The fair value of warrant was determined to be $23,330 and $23,264 as of December 31, 2021 and 2020, respectively.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

The Black-Scholes fair value was determined using the following inputs:

	12/31/2021	12/31/2020
Risk Free Interest Rate	1.12%	0.36%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	4.17	4.67
Fair Value per Warrant	$0.71	$0.70

NOTE 5: STOCKHOLDERS’ EQUITY

Capital Structure

In 2018, the Company had authorized 20,000,000 shares of $0.00001 par value Common Stock and 10,000,000 shares of $0.00001 par value Series A Preferred Stock. The certificate of incorporation was amended in 2019, authorizing 30,000,000 shares of $0.00001 par value Common Stock and 18,000,000 shares of $0.00001 par value Preferred Stock. In 2021, the certificate of incorporation was further amended, authorizing 35,000,000 shares of $0.00001 par value Common Stock and 23,000,000 shares of $0.00001 par value Preferred Stock. The Preferred Stock is designated as 8,841,611 shares of Series A Preferred Stock, 6,497,179 shares of Series B Preferred stock, 7,050,000 shares of Series C Preferred Stock, and leaves 611,210 shares of preferred stock undesignated.

As of December 31, 2021 and 2020, 8,595,000 and 8,584,000 shares of Common Stock were issued and outstanding, respectively. As of December 31, 2021 and 2020, 8,841,611 and 8,853,173 shares of Series A Preferred Stock were issued and outstanding, respectively. As of December 31, 2021 and 2020, 6,497,179 and 6,497,179 shares of Series B Preferred Stock were issued and outstanding, respectively. As of December 31, 2021, 1,325,990 shares of Series C Preferred Stock were issued and outstanding.

The preferred stockholders have certain dividend preferences over common stockholders. The preferred stocks are subject to an optional conversion right, where the preferred stocks are convertible into fully paid and non-assessable shares of Common Stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the certificate of incorporation). The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price of $2.00 per share for Series A Preferred Stock, $3.4477 per share for Series B Preferred Stock and $10.50 per share for Series C Preferred Stock, providing a total liquidation preference of $54,006,441 and $40,106,669 as of December 31, 2021 and 2020, respectively. Preferred stockholders have voting rights on an as-converted basis.

Common Stock

In June 2015, the Company issued its two founders a total of 8,500,000 shares of Common Stock at $0.00001 per share, in exchange for $850 of cash and intellectual property. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at 1/48 per month, commencing May 2015. During 2018, the founders entered into an agreement to re-vest their shares. Under this agreement, the total outstanding Common Stock become 50% vested and 50% unvested, and then vest monthly over 24 months commencing March 2018. As of December 31, 2021 and 2020, 8,500,000 and 8,500,000 shares of Common Stock were vested, respectively.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

In 2020, five employees exercised stock options into 56,500 shares of common stock at exercise prices of $0.05, $0.21 and $0.80 per share, resulting in proceeds of $9,976.

In 2021, an employee exercised stock options into 16,000 shares of common stock at exercise price of $0.80 per share, resulting in proceeds of $12,800.

2021 Regulation A Offering; Issuance of Series C Preferred Stock

On September 29, 2021, the Company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “2021 Regulation A Offering”), pursuant to which it offered to sell up to 7,002,801 shares of its Series C Preferred Stock, convertible into shares of Common Stock, at a price of $10.50 per share. The Company incurred $878,095 offering costs related to this issuance. The Company intends to utilize the net proceeds from the 2021 Regulation A Offering to execute on its business plans, although there can be no assurances to what extent the offering will be subscribed.

The Company held its first closing in connection with the 2021 Regulation A Offering in December 2021, in which it received gross proceeds of $9,245,859 for the issuance of 880,558 shares of Series C Preferred Stock. The initial closing of the 2021 Regulation A Offering constituted a qualified financing for purposes of the Company’s 2021 SAFE and KISS agreements with investment amounting to $1,958,590 and $1,031,515, all of which were converted into a total of 233,153 and 212,279 shares, all respectively, of the Company’s Series C Preferred Stock at that date.

2015 Equity Incentive Plan

The Company adopted the 2015 Equity Incentive Plan (the “Plan”), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of Common Stock at the time of issuance. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests. The Company issues new common shares upon the exercise of options.

The Company has reserved 1,500,000 shares of Common Stock under the Plan. As of December 31, 2021, and 2020, 132,563 and 392,260 shares of Common Stock were available for grant, respectively.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

A summary of options activities for the years ended December 31, 2021 and 2020 is as follows:

	December 31, 2021		December 31, 2020
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	1,023,764	$0.30	1,323,805	$0.07
Granted	313,779	$0.42	336,042	$0.80
Exercised	(16,000)	$0.80	(56,500)	$0.30
Forfeited	(54,082)	$0.67	(579,583)	$0.23
Outstanding - end of year	1,267,461	$0.43	1,023,764	$0.30

Exercisable at end of year	894,955	$0.27	732,887	$0.19

Weighted average grant date fair value of options granted during year	$0.472		$0.368

Intrinsic value of options outstanding at year-end	$667,662		$513,601

Weighted average duration (years) to expiration of outstanding options at year-end	6.8		7.1

Weighted average duration (years) to expiration of exercisable options at year-end	5.9		6.3

The intrinsic value of the stock awards outstanding as of December 31, 2021 and 2020 was $667,662 and $513,601, respectively.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s Common Stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

The stock option issuances were valued using the using the following inputs for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Risk Free Interest Rate	0.99%-1.32%	0.36%-2.60%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	5-7	5-7
Fair Value per Stock Option	$0.42 - $0.48	$0.11 - $0.39

The Company calculated its estimate of the value of the stock compensation granted for the years ended December 31, 2021 and 2020 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $66,869 and $32,680, respectively. As of December 31, 2021, there is $156,872 of stock-based compensation to be recognized over a weighted-average period of approximately 3 years.

NOTE 6: RELATED PARTY TRANSACTIONS

In 2020, the Company reimbursed the CEO for an apartment on a month-to-month basis.  The arrangement with the CEO was terminated in 2020 and the reimbursement amounted to $15,980 in 2020.

NOTE 7:  LEASE ARRANGEMENTS

Lease Agreement – Office Space

In June 2015, the Company entered into a 3-year operating lease agreement for office space. The agreement called for a security deposit of $8,898 and monthly payments of $4,194 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for 18% of the homeowners’ association dues, which currently totals $200-$300 per month. In April 2018, the Company extended the existing lease 3-year operating lease for the office space. In July 2021, the Company extended the existing lease to another 3 years, increasing the security deposit to $5,652. The Company recognized operating lease right-of-use asset of $186,131 and operating lease liability of $196,519 discounted using the effective interest rate of 3.5% and lease term of 3 years. As of December 31, 2021, the carrying amount of the operating lease right-of-use asset was $164,617, net of accumulated amortization of $21,514 and the carrying amount of operating lease liability was $162,995, net of unamortized interest of $7,337. For the years ended December 31, 2021 and 2020, the Company incurred $65,753 and $102,795 of rent expense related to this lease, respectively.

Lease Agreement – San Jose

In July 2018, the Company entered into a 5-year operating lease agreement for office space in San Jose, California. The agreement called for a security deposit of $50,000 and monthly payments of $4,877 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 0.027% of the common area maintenance charges of the complex. The Company recognized operating lease right-of-use asset of $289,962 and operating lease liability of $316,416 discounted using the effective interest rate of 3.5% and lease term of 5 years. As of December 31, 2021, the carrying amount of the operating lease right-of-use asset was $92,452, net of accumulated amortization of $197,510 and the carrying amount of operating lease liability was $98,753, net of unamortized interest of $2,473. For the years ended December 31, 2021 and 2020, the Company incurred $93,952 and $93,931 of rent expense related to this lease, respectively.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

Lease Agreement – Mountain View Office

In August 2018, the Company entered into a 3-year operating lease agreement for office space in Mountain View, California. The agreement called for a security deposit of $10,000 and monthly payments of $1,320 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for $285 per month of the common area maintenance charges of the complex. For the years ended December 31, 2021 and 2020, the Company incurred $20,072 and $20,485 of rent expense related to this lease, respectively.

Lease Agreement – Mountain View

In February 2019, the Company entered into a 1-year and 4-month operating lease agreement for office space in Mountain View, California starting in February 2019. The agreement called for a security deposit of $5,066 and monthly payments of $4,918 for the first year, with subsequent annual rent increases of 3% over the next year. Additionally, the Company is responsible for 21% of the common area maintenance charges of the complex. In April 2019, the Company extended the existing lease for another 3 years. The extension agreement called for monthly payments of $ 5,807 for the first year, with subsequent rent increases of 3% over the next two years. The Company recognized operating lease right-of-use of $204,645 and operating lease liability of $215,396 discounted using the effective interest rate of 3.5% and lease term of 3 years. As of December 31, 2021, the carrying amount of the operating lease right-of-use asset was $99,318, net of accumulated amortization of $105,327 and the carrying amount of operating lease liability was $101,442, net of unamortized interest of $2,396. For the years ended December 31, 2021 and 2021, the Company incurred $71,799 and $34,922 of rent expense related to this lease, respectively.

Lease Agreement - Burlingame

In February 2019, the Company entered into a 5-year operating lease agreement for office space in Burlingame, California starting in February 2019. The agreement called for a security deposit of $30,000 and monthly payments of $8,742 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 25% of the common area maintenance charges of the complex. The Company recognized operating lease right-of-use of $510,718 and operating lease liability of $556,980 discounted using the effective interest rate of 3.5% and lease term of 5 years. As of December 31, 2021, the carrying amount of the operating lease right-of-use asset was $223,743, net of accumulated amortization of $286,975 and the carrying amount of operating lease liability was $233,659, net of unamortized interest of $8,332. For the years ended December 31, 2021 and 2021, the Company incurred $114,096 and $113,621 of rent expense related to this lease, respectively.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

Lease Agreement - Irvine

In June 2019, the Company entered into a 5-year operating lease agreement for office space in Irvine, California starting in September 2019. The agreement called for a security deposit of $57,400 and monthly payments of $8,500 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 42% of the common area maintenance charges of the complex. The Company recognized operating lease right-of-use of $468,608 and operating lease liability of $510,000 discounted using the effective interest rate of 3.5% and lease term of 5 years. As of December 31, 2021, the carrying amount of the operating lease right-of-use asset was $260,088, net of accumulated amortization of $208,159 and the carrying amount of operating lease liability was $260,088, net of unamortized interest of $11,912. For the years ended December 31, 2021 and 2020, the Company incurred $109,466 and $115,077 of rent expense related to this lease, respectively.

Lease Agreement – Suite 106 Mesa, AZ

In March 2020, the Company entered into a 62-month operating lease agreement for pharmacy, office and warehouse space in Mesa, Arizona starting in May 2020. The agreement called for a security deposit of $20,000 and monthly payments of $6,051 for the first year, with subsequent annual rent increases averaging 2.67% over the next four years. Additionally, the Company is responsible for 3.6% of the common area maintenance charges of the complex and 2.3% for rental tax. The Company recognized operating lease right-of-use of $357,489 and operating lease liability of $392,060 discounted using the effective interest rate of 3.5% and lease term of 62 months. As of December 31, 2021, the carrying amount of the operating lease right-of-use asset was $249,310, net of accumulated amortization of $108,179 and the carrying amount of operating lease liability was $263,321, net of unamortized interest of $16,279. For the years ended December 31, 2021 and 2020, the Company incurred $78,969 and $37,215 of rent expense related to this lease, respectively.

Lease Agreement – Pleasanton, CA

In June 2020, the Company entered into 61-month operating lease agreement for pharmacy, office and warehouse space in Pleasanton, California starting in August 2020. The agreement called for a security deposit of $10,000 and monthly payments of $8,085 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 25% of the common area maintenance charges of the complex. The Company recognized operating lease right-of-use of $470,937 and operating lease liability of $515,092 discounted using the effective interest rate of 3.5% and lease term of 61 months. As of December 31, 2021, the carrying amount of the operating lease right-of-use asset was $348,028, net of accumulated amortization of $122,908 and the carrying amount of operating lease liability was $361,249, net of unamortized interest of $23,514. For the years ended December 31, 2021 and 2020, the Company incurred $100,359 and $32,340 of rent expense related to this lease, respectively.

Lease Agreement – Hayward, CA

In July 2020, the Company entered into 61-month operating lease agreement for pharmacy, office and warehouse space in Hayward, California starting in August 2020. The agreement called for a security deposit of $7,455 and monthly payments of $6,624 for the first year, with subsequent annual rent increases of 3% over the next four years. The Company recognized operating lease right-of-use of $385,860 and operating lease liability of $422,040 discounted using the effective interest rate of 3.5% and lease term of 61 months. As of December 31, 2021, the carrying amount of the operating lease right-of-use asset was $285,156, net of accumulated amortization of $100,705 and the carrying amount of operating lease liability was $295,994, net of unamortized interest of $19,266. For the years ended December 31, 2021 and 2020, the Company incurred $82,228 and $26,496 of rent expense related to this lease, respectively.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

Lease Agreement – Van Nuys, CA

In August 2020, the Company entered into a 5-year operating lease agreement for pharmacy, office and warehouse space in Van Nuys, California starting in October 2020. The agreement called for a security deposit of $9,805 and monthly payments of $9,805 for the first year, $10,099 for the second year, $8,582 for the third year and an annual rent increases of 3% over the remaining two years. The Company recognized operating lease right-of-use of $512,966 and operating lease liability of $557,148 discounted using the effective interest rate of 3.5% and lease term of 5 years. As of December 31, 2021, the carrying amount of the operating lease right-of-use asset was $393,101, net of accumulated amortization of $119,865 and the carrying amount of operating lease liability was $384,431, net of unamortized interest of $24,760. For the years ended December 31, 2021 and 2020, the Company incurred $110,548 and $29,415 of rent expense related to this lease, respectively.

Lease Agreement – Suite 203 Capistrano Beach, CA

In October 2020, the Company entered into a 3-year operating lease agreement office space in Capistrano Beach, California starting in November 2020. The agreement called for a security deposit of $3,851 and monthly payments of $3,300 for the first year, with subsequent annual rent increases of 3% over the next two years. In lieu of a personal guarantee the company deposited with an additional security deposit amount of $6,600 equal to two months’ rent. The Company recognized operating lease right-of-use of $116,291 and operating lease liability of $116,291 discounted using the effective interest rate of 3.5% and lease term of 3 years. As of December 31, 2021, the carrying amount of the operating lease right-of-use asset was $69,311, net of accumulated amortization of $46,980 and the carrying amount of operating lease liability was $70,514, net of unamortized interest of $2,089. For the years ended December 31, 2021 and 2020, the Company incurred $40,800 and $6,600 of rent expense related to this lease, respectively.

Lease Agreement – Suite 202 Capistrano Beach, CA

In November 2020, the Company entered into a 3-year operating lease agreement for office space in Mesa, Arizona starting in January 2021. The agreement called for a security deposit of $3,851 and monthly payments of $3,300 for the first year, with subsequent annual rent increases of 3% over the next two years. In lieu of a personal guarantee the company deposited with an additional security deposit amount of $6,600 equal to two months’ rent. The Company recognized operating lease right-of-use of $116,291 and operating lease liability of $122,400 discounted using the effective interest rate of 3.5% and lease term of 3 years. As of December 31, 2021, the carrying amount of the operating lease right-of-use asset was $78,868, net of accumulated amortization of $37,423 and the carrying amount of operating lease liability was $80,068, net of unamortized interest of $2,732. For the year ended December 31, 2021, the Company incurred $40,701 of rent expense related to this lease.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

Lease Agreement – Laguna Hills, CA

In January 2021, the Company entered into a 63-month operating lease agreement for pharmacy, office and warehouse space in Laguna Hills, California starting in February 2021. The agreement called for a security deposit of $15,016 and monthly payments of $10,807 for the first year, with subsequent annual rent increases of 3% over the next four years. The Company recognized operating lease right-of-use of $662,482 and operating lease liability of $725,727 discounted using the effective interest rate of 3.5% and lease term of 63 months. As of December 31, 2021, the carrying amount of the operating lease right-of-use asset was $555,234, net of accumulated amortization of $107,248 and the carrying amount of operating lease liability was $563,072, net of unamortized interest of $43,778. For the year ended December 31, 2021, the Company incurred $105,409 of rent expense related to this lease.

Lease Agreement – Suite 201 Capistrano Beach, CA

In February 2021, the Company entered into a 3-year operating lease agreement for office space in Capistrano Beach, California starting in March 2021. The agreement called for a security deposit of $3,501 and monthly payments of $3,000 for the first year, with subsequent annual rent increases of 3% over the next two years. The Company recognized operating lease right-of-use of $105,791 and operating lease liability of $111,272 discounted using the effective interest rate of 3.5% and lease term of 3 years. As of December 31, 2021, the carrying amount of the operating lease right-of-use asset was $77,449, net of accumulated amortization of $28,270 and the carrying amount of operating lease liability was $78,358, net of unamortized interest of $2,915. For the year ended December 31, 2021, the Company incurred $30,909 of rent expense related to this lease.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

The following is a schedule of operating lease liability as of December 31, 2021:

2022	$1,050,521
2023	972,249
2024	648,316
2025	401,257
2026	49,382
Total undiscounted cash flows	3,121,725
Unamortized interest	(167,782)
Present value of operating lease liability	$2,953,943

Operating lease liability, current	$965,672
Operating lease liability, non-current	1,988,271
Present value of operating lease liability	$2,953,943

Supplemental cash flow information related to leases for the year ended December 31, 2021 are as follows:

Cash paid for amounts to satisfy the lease liability:
Operating cash flows for operating leases	$1,069,554
Lease liability arising from obtaining right-of-use assets:
Operating lease	$1,070,623

NOTE 8: COMMITMENTS AND CONTINGENCIES

COVID-19

In January 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and in March 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The effects of the potential impact cannot be estimated at this time.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: CONCENTRATIONS

The Company has significant concentrations in its account receivables, where approximately 39% and 48% of its accounts receivable balance as of December 31, 2021 and 2020, respectively, were held with one pharmacy services administration organization (PSAO) payor and 11% of its accounts receivable were held with a pharmacy as of December 31, 2021. Should these payors no longer be able to satisfy these obligations to the Company, it would have a significantly adverse effect to the Company.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

Approximately 93% of the Company’s products are procured through a single supplier. Should this supplier no longer be willing or able to satisfy the Company’s product needs it could adversely affect the Company’s business.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU no. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting company. For all other entities, the requirements are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-13 has been amended by ASU 2019-04, ASU 2019-05, and ASU 2019-11. For entities that have not yet adopted ASU No. 2016-13, the effective dates and transition methodology for ASU 2019-04, ASU 2019-05, and ASU 2019-11 are the same as the effective dates and transition methodology in ASU 2016-13. The Company is in the process of evaluating the impact of this standard.

In November 2016, the FASB issued ASU no. 2016-08, Statement of Cash Flow (Topic 230): Restricted Cash (“ASU 2016-18”). The amendment requires that the statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019 with early adoption permitted. The ASU is required to be applied on a retrospective basis to all periods presented. The Company adopted this standard effective in these consolidated financial statements, which did not have a material impact on the Company’s consolidated financial statements. The adoption primarily resulted in the inclusion of the restricted cash balances within the overall cash balances and a reconciliation of cash, cash equivalents and restricted cash reported on the balance sheet.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

NOTE 11: SUBSEQUENT EVENTS

2021 Regulation A Offering; Issuance of Series C Preferred Stock

On September 30, 2021, the company commenced an offering pursuant to Regulation A (the “2021 Regulation A Offering”), pursuant to which it offered to sell up to 7,002,801 shares of its Series C Preferred Stock, convertible into shares of Common Stock, at a price of $10.50 per share. The company intends to utilize the net proceeds from the 2021 Regulation A Offering to execute on its business plans. Subsequent to December 31, 2021, the company has issued an additional 554,964 shares of Series C Preferred Stock for additional proceeds of $5.32 million.

Lease Agreement – South Delaware Street, Denver, CO

In November 2021, the Company entered into a 5-year operating lease agreement, which can be renewed for another 5 years, for pharmacy space in Denver, Colorado starting the first monthly rent in January 2022. The lease called for a security deposit of $7,500 and monthly payments of $7,500, with subsequent annual rent increases averaging 4% over the next four years.

Lease Agreement – Suite 601, Cheyenne Ave, NV

In November 2021, the Company entered into a 89-month operating lease agreement for pharmacy and general office space in Northeast Bellevue, Washington starting in April 2022. The lease called for a security deposit of $80,000 and monthly payments of $14,534, with subsequent annual rent increases averaging 4% over the next six years.

Lease Agreement – Suite C100, 120th Ave, Northeast Bellevue, WA

In November 2021, the Company entered into a 89-month operating lease agreement for pharmacy and general office space in Northeast Bellevue, Washington starting in April 2022. The lease called for a security deposit of $80,000 and monthly payments of $14,534, with subsequent annual rent increases averaging 4.0% over the next six years.

Lease Agreement – Suite 200, 4014 Bluebonnet Drive, TX

In January 2022, the Company entered into a 62-month operating lease agreement for pharmacy, office and warehouse space in Houston, Texas. The lease commencement date is the earlier of the Company’s occupancy of the premises or substantial completion of landlord’s work as defined in the agreement. The agreement called for a security deposit of $16,849 and monthly payments of $3,768 for the first year, with first two months rent-free, with subsequent annual rent increases averaging 3.39% over the next four years.

Lease Agreement – 1050 Independence Avenue, Mountain View, CA

In March 2022, the Company entered into a 5-year operating lease agreement, which can be renewed for another 5 years, for office, labs and production space in Mountain View, California. The lease is expected to commence in May 2022. The agreement required an lettr of credit of $150,000 and was issued by the Company’s bank to the benefit of the landlord in April 2022. The balance of $150,000 was restricted as a collateral requirement for a letter of credit in lieu of a security deposit. The lease called for monthly payments of $21,250 for the first year, with subsequent annual rent increase of 3.0% over the next four years.

Management’s Evaluation

Management has evaluated subsequent events through April 30, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these consolidated financial statements.

See accompanying Independent Auditors’ Report.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Third Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
3.1	Series A Preferred Stock Conversion Agreement (3)
3.2	Form of Series B Preferred Stock Conversion Agreement (4)
3.3	Form of Series C Preferred Stock Conversion Agreement (5)
6.1	Revenue Loan and Security Agreement dated as of April 29, 2020 (6)
6.2	Employment Agreement of Mark Marlow
8	Escrow Agreement (4)

(1) Filed as an exhibit to the NowRx, Inc. Current Report on Form 1-U dated October 1, 2021 and incorporated by reference.

(2) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10792) and incorporated by reference.

(3) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11058) and incorporated by reference.

(4) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11605) and incorporated by reference.

(5) Filed as an exhibit to the NowRx, Inc. Current Report on Form 1-U dated November 19, 2019 and incorporated by reference.

(6) Filed as an exhibit to the NowRx, Inc. Semiannual Report on Form 1-SA for the period ended June 30, 2020 and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, California, on May 02, 2022.

NowRx, Inc.
By	/s/ Cary Breese
Cary Breese, Chief Executive
NowRx, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Cary Breese
Cary Breese, Chief Executive Officer, Director
Date: May 02, 2022

/s/ Mark Marlow
Mark Marlow, Chief Financial Officer, Principal Accounting Officer
Date: May 02, 2022

/s/ Sumeet Sheokand
Sumeet Sheokand, Director
Date: May 02, 2022

/s/ Barry Karlin
Barry Karlin, Director
Date: May 02, 2022